EXECUTION *and* PROFITABILITY


Worldwide Volume
Caribbean 6%
Central Europe 18%
U.S. 76%
UNITED STATES OF AMERICA
Winnipeg
L. Superior
Huron
L. Michigan
Madison
Lansing
Detroit
Columbus
Chicago
Indianapolis
Springfield
Des Moines
Jefferson City
St. Louis
Nashville
Topeka
Denver
Little Rock
Jackson
Oklahoma City
Dallas
Baton Rouge
Austin
Houston
Mississippi
Net sales
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$53.5 million and $4
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There are no
could result in
The Consolidated
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Our annual
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Company
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WE BALANCE STEADY GROWTH AND STABLE CASH FLOWS IN OUR U.S. BUSINESS WITH STRONG INTERNATIONAL GROWTH.

we have balanced performance

U.S.

Channel Mix

- *Large-Format 63%*
- *Small-Format 21%*
- *On-Premise 16%*



Category Mix

- *TM Pepsi 51%*
- *Other Carbonated Flavors 40%*
- *Non-Carbonated 9%*



international

Central Europe Category Mix

- *TM Pepsi 45%*
- *Other Carbonated Flavors 22%*
- *Non-Carbonated 33%*



Caribbean Category Mix

- *TM Pepsi 59%*
- *Other Carbonated Flavors 35%*
- *Non-Carbonated 6%*



OUR PLAN IS TO DRIVE VOLUME GROWTH THROUGH INNOVATION AND EXECUTION; IMPROVE RETURNS IN OUR U.S. BUSINESS; ACHIEVE PROFITABILITY IN OUR INTERNATIONAL BUSINESS; AND INCREASE ROIC.

Financial Highlights

(dollars in millions, except earnings per share)

Fiscal Years	2002	2001
Summary of Operations		
Net sales	$ 3,239.8	$ 3,144.0
Operating income	300.7	268.4
Income from continuing operations before income taxes	220.2	173.9
Income from continuing operations	135.7	90.4
Per common share – diluted	0.85	0.12
EBITDA	460.4	466.8
Percent of Sales		
Gross profit	39.3%	39.2%
Selling, distribution and administration	29.9%	28.9%
Operating margin	9.3%	8.5%
EBITDA margin	14.2%	14.8%
Key Financial Components		
Cash and equivalents	$ 113.8	$ 62.4
Working capital, excluding short-term debt	155.0	92.7
Total assets	3,562.6	3,419.3
Short-term debt	303.1	256.2
Long-term debt	1,080.7	1,083.4
Total shareholders' equity	1,448.6	1,430.3
Return on invested capital	6.2	6.6

[illegible]



Net Sales
$3,239.8
2002
Operating Income
$268.4
$300.7
2002
EBITDA
$460.4
2002

Table of Contents



Robert C. Pohlad
Chairman of the Board and Chief Executive Officer

G. Michael Durkin, Jr.
Senior Vice President and Chief Financial Officer

Kenneth E. Keiser
President and Chief Operating Officer

To Our Shareholders

2002 WAS THE SECOND YEAR OF THE THREE-YEAR PLAN WE BEGAN IMPLEMENTING FOLLOWING THE MERGER BETWEEN WHITMAN CORPORATION AND THE FORMER PEPSIAMERICAS, INC. – AND THERE WAS MUCH TO ACCOMPLISH.

Just prior to the merger, Whitman had completed the acquisition of significant territories in the central part of the U.S., so the integration of those territories had just begun when the merger integration added to the challenge. In addition, our international business – primarily in Central Europe – was incurring significant losses. These challenges were reflected in our three-year plan, with 2001 a year dedicated to building one structure in terms of culture, systems, processes and market strategies, and beginning to improve profitability internationally. In year two, in addition to completing the integration process, our priority was to reestablish top-line growth in the U.S., while continuing to improve international profitability. We achieved these goals in 2002.

However, despite our strong volume growth, our 2002 financial performance fell well below our expectations and, frankly, was unacceptable. This resulted from a very weak fourth quarter when results in both our high-volume and our high-profit channels in the U.S. deteriorated. After three strong quarters, the fourth quarter erased all year-over-year profit growth. In the prior-year fourth quarter, we introduced Pepsi Twist and ramped up Mountain Dew Code Red in the take-home channel. The rollout of these brands, both great examples of the importance of successful innovation, generated very strong growth in the fourth quarter of 2001. In contrast, our 2002 fourth-quarter marketing calendar was not strong enough to drive the volume we had anticipated. In addition, the nine-month trend of CSD single-serve volume softness accelerated in the fourth quarter. These trends, which will likely also affect the early part of 2003, resulted in 2002 earnings per share (EPS) that were below our expectations. In short, our scorecard for 2002 was clearly a mix of wins and losses.

2002 Highlights

The following highlights reflect reported results, including all charges, credits and special adjustments, unless otherwise noted.

- Total volume increased 3.5 percent, with U.S. volume up 1.9 percent and international volume growth of 8.8 percent.
- Worldwide net sales increased 3.1 percent to $3.24 billion, compared to $3.14 billion in 2001, which in both years includes the impact of reclassifying as a reduction in revenue certain expenses related to exclusivity rights agreements, previously included in Selling, Distribution and Administrative (SD&A) expenses.
- Operating income increased to $300.7 million, compared to $268.4 million in 2001, mostly due to the change in accounting for goodwill, which reduced operating income by $49.8 million in 2001. Excluding the charge for goodwill amortization, operating income in 2001 was $318.2 million. These results also include charges and credits in both years, which are detailed in Management's Discussion and Analysis (MD&A), beginning on page 13. Despite strong volume gains and modest price increases, operating income declined due to the impact of unfavorable product mix and cost increases resulting from the merger integration and investments in technology and process change that will improve productivity in the future.
- Reported EPS on a diluted basis totaled $0.85, compared to $0.12 in 2001. EPS for 2001 reflect a charge from discontinued operations of $0.46 and $0.31 for the aforementioned charge for goodwill amortization. The charge from discontinued operations is also detailed in the MD&A.
- Capital expenditures totaled $219.2 million, approximately the same as in 2001, primarily reflecting continued investment in PET packaging capacity, information technology (including our next generation selling system) and a centralized marketing equipment refurbishment center, which will provide economies in developing our cold bottle business.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $460.4 million, compared to $466.8 million in 2001, while free cash flow totaled $67.1 million in 2002.

2002 Strategies and Business Review

PepsiAmericas' business results are best viewed in the context of our strategies, which have not changed. They are to: grow the top line, especially in the U.S.; achieve profitability internationally; improve efficiency worldwide; and acquire new territories.

Grow the Top Line

Top-line (revenue) growth is driven by a balance of volume, product mix and price, but the long-term health of our business depends on volume growth. We grow PepsiAmericas' volume through a combination of innovative new product and packaging initiatives, as well as marketing programs flawlessly implemented. Innovation is essential to our growth because it typically drives most of its volume through the high-margin single-serve business. The primary driver of profitable growth in the U.S. continues to be our four core brand categories, trademark Pepsi, trademark Mountain Dew, Aquafina bottled water and flavored CSDs, which together represent about 86 percent of our U.S. revenue. In addition, as was evident in 2002, channel mix, product mix and pricing architecture are critical to achieving profitable growth in our U.S. business.

In our international markets, we drove volume growth by leveraging the strength of these same core brands, as well as expanding our product portfolio and "field of play" to include participation in all regional growth categories. This expansion is a key driver of improved profitability as we leverage a more efficient international infrastructure.

Achieve Profitability Internationally

At the time of the merger in 2000, our international business incurred a loss of $(26) million. We established a plan to improve profitability and reach breakeven in 2004, which we have accelerated to 2003. The plan incorporated a combination of the expanded product portfolio, just mentioned, including our core U.S. brands, as well as other growth categories, and a more streamlined, unified and efficient operating structure, developed from a review and restructuring of our distribution system in Central Europe. We have made progress in all of these plan elements and are on track to meet our 2003 goal, with operating losses for Central Europe improving to $(10.6) million in 2002 from $(27.1) million in 2001.

Improve Efficiency

Improving efficiency remains essential to achieving our profitability and return on invested capital (ROIC) goals. In our U.S. business, our plan is to achieve the savings identified in the merger, which we are still on track to do, while investing in systems capability and technology that will improve productivity. At the same time, we have incurred significant increases in benefit and insurance costs, much as have other U.S. corporations. All told, these costs and investments have caused our worldwide expenses to increase 7 percent in 2002. Our plan for 2003 is to reduce this rate of expense growth to the mid-single digits through a disciplined focus on all discretionary expenses.

Acquire New Territories

In order to achieve our accelerated growth targets, we must acquire new territories in order to continue to drive top-line growth and further leverage our infrastructure. We believe there are significant opportunities in territories contiguous to our existing markets, as well as in new markets, both U.S. and international. As the number-two anchor bottler in the Pepsi Cola system, our role is to lead consolidation over the long term. We continue to pursue acquisition opportunities within the framework of our financial discipline and criteria for accretion. However, the availability and timing of acquisitions tend to be opportunistic in nature and somewhat out of our control.

U.S. Operating Review

Strategies

With $2.76 billion in 2002 revenue, PepsiAmericas' U.S. business represented 85 percent of total revenue, up 2.3 percent from 2001. Our top priority in 2002 was to achieve 1.5 to 2 percent volume growth by: stabilizing cola volume through increased support of Diet Pepsi and Pepsi Twist; continuing our 2001 momentum on Mountain Dew, with Mountain Dew Code Red and the introduction of Diet Mountain Dew Code Red; accelerating growth for Aquafina and the other non-carbonated beverages in our portfolio, such as SoBe; utilizing increased capacity, registered shrink-wrap capability, new packages and line extensions; and supporting growth of core brands in single-serve packaging.

2002 Results

Volume Growth Goal Achieved

We achieved our priority goal in 2002, with U.S. volume growth of 1.9 percent – the first meaningful increase in the last several years, and met each individual goal except for growth in single-serve packaging. The combination of this shortfall and pricing, which also did not meet our expectations, caused U.S. operating income (excluding all special charges, pension curtailment, and goodwill amortization) to decline 8.6 percent to $314.7 million, from $344.2 million in 2001.

Specifically, we significantly improved the recent declining cola trends of the past few years with a 0.5 percent decline in our trademark Pepsi brand, which represents slightly more than half of our total U.S. volume. We also continued to grow trademark Mountain Dew, with volume increasing just over 1 percent. Flavored CSDs, which include Sierra Mist, increased volume almost 20 percent, and Aquafina bottled water grew just over 46 percent for the year. Flavored CSDs and non-carbonated beverages, which together represent about 14 percent of our total mix, are growing at above-average rates and as such will continue to increase their share of our portfolio and contribution to overall volume growth.

Innovation a Major Growth Driver

Innovation was a primary source of growth for PepsiAmericas in 2002. New brands launched during the year, including Red Fusion from Dr Pepper, Mr. Green from SoBe and Pepsi Blue, as well as new brands that had been in the pipeline longer, such as Mountain Dew Code Red, Pepsi Twist and Sierra Mist, contributed significantly to our growth. Innovation in packaging was also key to 2002 results. We capitalized on the increasing consumer preference for multi-pack PET packaging by launching Aquafina in half-liter 12- and 24-packs, and also CSD 12-packs early in the year. To demonstrate the importance of innovation, sales of products in the market for less than two years represented 8 percent of our mix in 2002, while sales of multi-pack PET packages more than doubled over the last two years to reach 5 percent of total volume in 2002.

Financial Results Below Expectations

As noted, we did not achieve our financial objectives for our U.S. business in 2002. The primary reason for this shortfall was a fundamental change in the dynamics of our small format channel and single-serve package business. The large format channel, which includes supermarkets, supercenters and mass merchandisers and represents more than half of our volume, accelerated growth in 2002, with volume increasing 3.9 percent. Correspondingly, can sales, which represent a lower price point, lower margin package, grew modestly, while multi-pack PET packages increased volume more than 40 percent. At the same time, the small format channel, which includes primarily convenience and gas station stores (C&G) and represents about one-fifth of our volume, declined slightly, while our high-margin single-serve package, a significant portion of our sales through this channel, was basically flat for the year overall, with single-serve CSDs declining. Our smaller on-premise business decreased modestly in 2002.

Given this shift in our sales mix towards lower-priced products and lower margin channels, we were unable to realize the level of net revenue per case – achieved through a combination of price increase and mix changes – that we have experienced over the past several years. Net revenue per case increased 1.6 percent for the year, with about two-thirds of the gain attributable to rate and the balance to mix.

Continuing Investment in Technology

In 2002 we continued to invest in technology to drive our productivity and improve our ability to efficiently sell the broader portfolio of products and packaging that will drive our future growth. This includes investment in our new handheld next generation selling system that will support our conversion to a pre-sell system. In 2002 we completed a pilot test of this "NextGen" selling system, and we will begin the rollout in 2003, with completion scheduled for the end of 2004.

International Operating Review

Strategies

With $479.3 million in 2002 revenue, PepsiAmericas' international business represented 15 percent of total revenue, up 7.9 percent from 2001. Central European operations represent almost two-thirds of international revenue, with the balance from Caribbean operations. In 2002 we continued to make progress implementing the strategies set out in our three-year plan, all with the goal of driving volume growth and accelerating improvement in profitability in order to deliver acceptable returns in a reasonable timeframe. These strategies include: accelerating top-line growth; expanding our "field of play," essentially, expanding the beverage categories in which we compete; rationalizing distribution; and improving profitability and ROIC.

2002 Results

All Key Goals Achieved in Central Europe

In 2002, revenue in Central Europe increased 10.3 percent to total $298.4 million and volume increased 12.1 percent, including growth in all four countries. Volume gains reflected continued successful implementation of our strategy to expand our field-of-play and grow our single-serve business. As in the U.S., innovation played a critical role, including Pepsi Twist, introduced early in the year and already our second largest brand in Central Europe. We experienced double-digit growth in water brands and strong growth overall in CSDs, non-carbonated beverages under the Toma brand and also for Tropicana Twister and Gatorade thirst quencher, introduced late in the year. Operating losses for Central Europe improved to $(10.6) million, from $(27.1) million in 2001, including special charges of $2.6 million in 2002 and $7.5 million in 2001. Profit improvement benefited from volume growth, product mix and the cost savings resulting from a more efficient structure and the initial rollout of the new hybrid distribution system in Hungary. Our plan is to rollout a similar distribution strategy in Poland and the Czech Republic in 2003. EBITDA was $23.4 million in 2002, more than double the level reached in 2001.

Caribbean Results Improved During the Year

Revenue in the Caribbean increased 4.2 percent to total $180.9 million. However, volume declined 0.4 percent, reflecting volume declines in Puerto Rico and Jamaica and, as a result, operating losses increased to $(3.4) million in 2002, compared to $(1.5) million in 2001. Volumes were adversely affected by both the slow economy and reduced leisure travel, and the impact of a labor contract negotiations in Puerto Rico – ultimately successfully resolved – early in the year. Though the economic impact continued to affect the region, our business steadily improved following the favorable outcome of our collective bargaining agreement in the first quarter, and was profitable in the fourth quarter.

Outlook

In 2003, our plan is to: accelerate growth by continuing to drive U.S. innovation and execution; improve profitability in our U.S. business through more balanced pricing architecture and product mix, as well as more efficient operation and cost discipline; achieve profitability in our international business, which we are on track to do; and improve ROIC, with a longer-term goal of achieving returns in excess of our cost of capital. It will take a little time to ramp up some of our action plans for 2003, but we expect the trends to improve as the year progresses. Our goal is to achieve worldwide volume growth of 2 to 3 percent, an increase in net revenue per case in the range of 2.5 to 3.5 percent, cost increases in the mid-single digits and EPS growth of 9 to 11 percent.

PepsiAmericas will not lose sight of the challenges we faced at the end of 2002, but we also recognize that over the last two years we have accomplished a significant change in our business – integrating two companies, strengthening the new organization and investing in process change, while introducing significant new product and packaging innovation. Our U.S. business has invested in the future without mortgaging the present, and our international business has greatly improved profitability. In short, we have built the base necessary to achieve our long-term vision for PepsiAmericas to be a great beverage company. I want to thank each of our more than 15,000 employees for their diligence and commitment to this process and our vision.

Longer term, we believe our U.S. business can achieve moderate growth and consistent cash flows to reinvest in U.S. markets that further increase our scale and international markets with the potential for sustainable long-term growth. We know we must achieve both growth and economic returns to merit competitive shareholder returns, and we mean to do that. Thank you to our shareholders for your continued support and commitment.

Robert C. Pohlad

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
March 12, 2003

Revenue

Operating Income

PepsiAmericas' U.S. market spans America's heartland from the Canadian border to the Gulf of Mexico and accounts for 19 percent of total U.S. Pepsi volume. The majority of our territories enjoy medium-to-high-share market positions.


$2,226
$2,700
$2,761
2000
2001
2002


$247
$297
$315
2000
2001
2002

International

Central Europe

PepsiAmericas operates in four Central European countries: Poland, Hungary, the Czech Republic and Republic of Slovakia. Our brand portfolio features Pepsi-Cola brands, now including Pepsi Twist, Tropicana Twister and Gatorade thirst quencher, as well as local favorites such as Toma and Hortex.


$270
$271
$298
2000
2001
2002


$(25)
$(27)
$(11)
2000
2001
2002

Caribbean

PepsiAmericas operates in five markets in the Caribbean: Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago and Barbados. Our product offerings in the region include colas, flavored CSDs, juices and water. Puerto Rico is our largest market in this region, representing about two-thirds of our total Caribbean revenue.


$15
$174
$181
2000
2001
2002


$(3)
2000
2001
2002

2002 Highlights	Category Mix	Strategies
U.S. volume growth of 1.9 percent reflected a low single-digit increase in trademark Mountain Dew, led by regular and diet Code Red, strong double-digit growth in Sierra Mist and Aquafina and single digit growth in Dr Pepper. Trademark Pepsi volume declined slightly, 0.5 percent, improving on the trends of the last few years. Cans and 24-ounce take-home non-returnable package volume grew, but was offset somewhat by softness in CSD single-serve packages. New brands launched during the year, including Red Fusion from Dr Pepper, Mr. Green from SoBe and Pepsi Blue, as well as brands that had been in the pipeline longer, such as Mountain Dew Code Red, Pepsi Twist and Sierra Mist, contributed significantly to growth. Despite our volume growth and modest price increases, the shortfall in single-serve volumes and cost increases resulting from the merger integration and investments in technology designed to improve future operating performance caused operating income to decline.	 All Other 4%	*Grow our core CSD brands through innovation and execution.* *Continue to grow our portfolio of non-carbonated beverages, led by our high-margin Aquafina and SoBe brands.* *Return price and mix growth to more balanced historical trends.* *Improve cost effectiveness and slow expense increases.*
Volume increased 12.1 percent and revenue increased 10.3 percent in 2002, including growth in all four countries. Pepsi Twist introduced early in the year, is already our second-largest brand in Central Europe. We experienced strong double-digit growth in water brands and strong growth overall in CSDs, non-carbonated beverages under the Toma brand and Mirinda line extensions. Tropicana Twister and Gatorade thirst quencher were successfully introduced late in the year. Operating income losses improved significantly, reflecting volume growth, product mix and the cost savings from the initial rollout of the new distribution system in Hungary.	 Water 26%	*Continue above-average top-line growth.* *Continue to expand "field-of-play."* *Complete rollout of the hybrid distribution system.* *Achieve profitability in 2003.*
Revenue increased 4.1 percent to $180.9 million in 2002. However, volume declined 0.4 percent, with volume softness reflecting the slow economy, reduced leisure travel in the region and the impact of labor negotiations early in the year in Puerto Rico. Though operating losses increased from 2001, the business steadily improved during the year, following the favorable outcome of our collective bargaining agreement in Puerto Rico in the first quarter, and was profitable in the fourth quarter. The new agreement positions the business for improved results in 2003 and beyond.		*Drive above-average top-line growth.* *Expand "field-of-play."* *Leverage infrastructure and achieve further cost efficiencies.* *Achieve profitability in 2003.*

Financial Table of Contents

Diluted Earnings Per Share From Continuing Operations



$0.89
1998
1999
2000
2001
2002

Capital Investments
(Dollars in millions)



$249
1998
1999
2000
2001
2002

Cash From Operating Activities of Continuing Operations



$182
$831
1998
1999
2000
2001
2002

Forward-Looking Statements

This annual report contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. [illegible] but are not limited to, the following: competition, including product and pricing pressures; changing trends [illegible] weather conditions; cost and availability of raw materials; availability of capital, labor and employee benefit costs [illegible]

[illegible] any revisions that may be made to any forward-looking statements to reflect events or circumstances after the [illegible]

Selected Five-Year Financial Data

(in millions, except per share and employee data)

For the fiscal years	2002	2001	2000	1999	1998
Operating results:					
Net sales:					
U.S.	$ 2,760.5	$ 2,699.7	$ 2,225.6	$ 1,940.8	$ 1,534.0
Central Europe	298.4	270.6	270.1	186.8	83.5
Caribbean	180.9	173.7	14.7	—	—
Total	$ 3,239.8	$ 3,144.0	$ 2,510.4	$ 2,127.6	$ 1,613.9
Operating income (loss):					
U.S.	$ 314.7	$ 297.0	$ 246.7	$ 228.3	$ 221.0
Central Europe	(10.6)	(27.1)	(24.7)	(46.8)	(17.2)
Caribbean	(3.4)	(1.5)	1.0	—	—
Total	$ 300.7	$ 268.4	$ 223.0	$ 181.5	$ 203.8
Interest expense, net	(76.4)	(90.8)	(84.0)	(63.9)	(36.1)
Other (expense) income, net	(4.1)	(3.7)	2.1	(46.0)	(15.5)
Income from continuing operations before income taxes and minority interest	220.2	173.9	141.1	71.6	152.2
Income taxes	84.5	83.8	69.6	22.1	69.7
Minority interest	—	—	—	6.6	20.0
Income from continuing operations	135.7	90.1	71.5	42.9	62.5
Income (loss) from discontinued operations after taxes	(6.0)	(71.2)	8.9	(51.7)	(0.5)
Extraordinary loss on early extinguishment of debt after taxes	—	—	—	—	(18.3)
Net income (loss)	$ 129.7	$ 18.9	$ 80.4	$ (8.8)	$ 43.7
Cash dividends per share	$ 0.04	$ 0.04	$ 0.04	$ 0.08	$ 0.20
Weighted average common shares:					
Basic	152.1	155.9	139.0	123.3	101.1
Incremental effect of stock options and awards	0.9	0.7	0.5	0.9	1.8
Diluted	153.0	156.6	139.5	124.2	102.9
Income (loss) per share – basic:					
Continuing operations	$ 0.89	$ 0.58	$ 0.51	$ 0.35	$ 0.62
Discontinued operations	(0.04)	(0.46)	0.07	(0.42)	(0.01)
Extraordinary loss on early debt extinguishment	—	—	—	—	(0.18)
Net income (loss)	$ 0.85	$ 0.12	$ 0.58	$ (0.07)	$ 0.43
Income (loss) per share – diluted:					
Continuing operations	$ 0.89	$ 0.58	$ 0.51	$ 0.35	$ 0.61
Discontinued operations	(0.04)	(0.46)	0.07	(0.42)	(0.01)
Extraordinary loss on early debt extinguishment	—	—	—	—	(0.18)
Net income (loss)	$ 0.85	$ 0.12	$ 0.58	$ (0.07)	$ 0.42
Other information:					
Total assets	$ 3,562.6	$ 3,419.3	$ 3,335.6	$ 2,864.3	$ 1,569.3
Long-term debt	$ 1,080.7	$ 1,083.4	$ 860.1	$ 809.0	$ 603.6
Capital investments	$ 219.2	$ 218.6	$ 165.4	$ 165.4	$ 159.1
Depreciation and amortization	$ 163.8	$ 202.1	$ 166.4	$ 126.6	$ 77.7
Number of employees at year end	15,200	15,400	15,400	11,700	6,500

See Notes to Selected Five-Year Financial Data on page 12.

The previous table presents summary operating results and other information of PepsiAmericas, and should be read along with Management's Discussion and Analysis, the Consolidated Financial Statements and accompanying notes included elsewhere in this report.

Comparability in the table is impacted by the merger with the former PepsiAmericas on November 30, 2000, as well as the territories acquired from PepsiCo in 1999. See Note 4 to the Consolidated Financial Statements for the pro forma net sales and cost of goods sold for fiscal year 2000, giving effect to the merger as of the beginning of fiscal year 2000.

The following were recorded during the periods presented:

In fiscal year 2002:

◦ *We recorded net special charges of $2.6 million. These charges included $5.7 million relating to changes in the distribution and marketing strategies of Poland, the Czech Republic and Republic of Slovakia. Also included in the charges was $0.2 million in additional severance costs relating to the fiscal year 2000 special charge. We also identified and reversed $3.3 million in excess severance and related exit costs, including $2.2 million relating to the Hungary special charges recorded in fiscal year 2001, and $1.1 million relating to previous special charges (see Note 6 to the Consolidated Financial Statements). These net special charges reduced United States ("U.S.") and Central Europe operating income by $0.2 million and $2.4 million, respectively.*

◦ *We recorded a gain of $3.5 million, related to the sale of a parcel of land in downtown Chicago, which is reflected in "Other (expense) income, net." See further discussion of a previous charge in fiscal year 1999.*

◦ *Loss from discontinued operations included a charge of $9.8 million ($6 million after tax) in the second quarter of 2002 resulting from the purchase of new insurance policies concerning the environmental liabilities related to previously sold subsidiaries (see Note 17 to the Consolidated Financial Statements).*

In fiscal year 2001:

◦ *We recorded special charges of $13.8 million. These charges included fourth quarter charges of $9.2 million for severance costs and other costs related to changing our marketing and distribution strategy in Hungary, as well as for the write-down of marketing equipment in the U.S. Also included in the 2001 charges was a first quarter charge of $4.6 million related to further organizational changes resulting from the merger with the former PepsiAmericas. This charge was principally composed of severance and related benefits. These charges reduced U.S. and Central Europe operating income by $6.3 million and $7.5 million, respectively.*

◦ *We recorded a gain on pension curtailment of $8.9 million in connection with the integration of the former Whitman Corporation and former PepsiAmericas U.S. benefit plans (see Note 13 to the Consolidated Financial Statements).*

◦ *Loss from discontinued operations included a charge of $111 million ($71.2 million after tax) for environmental liabilities related to previously sold subsidiaries.*

In fiscal year 2000:

◦ *We recorded special charges of $21.7 million. The charges were for employee related costs of $17.1 million in connection with the merger with the former PepsiAmericas, as well as charges of $4.6 million for the closure of one of our existing production facilities to remove excess capacity. These charges reduced U.S. operating income by $21.7 million.*

◦ *Income from discontinued operations of $8.9 million, net of tax of $5.8 million, included the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to a former subsidiary, Pneumo Abex, net of increased environmental and related accruals.*

◦ *We sold our operations in the Baltics and recorded a gain of $2.6 million, which is reflected in "Other (expense) income, net."*

In fiscal year 1999:

◦ *We recorded special charges of $27.9 million related to staff reduction costs and asset write-downs, principally related to the acquisition of U.S. and Central Europe territories from PepsiCo. These charges reduced U.S. and Central Europe operating income by $7.3 million and $20.6 million, respectively.*

◦ *We entered into a contract for the sale of property in downtown Chicago and recorded a charge of $56.3 million to reduce the book value of the property, which is reflected in "Other (expense) income, net."*

◦ *We recorded a gain of $13.3 million, related to the sale of franchises in Marion, Virginia; Princeton, West Virginia and the St. Petersburg area of Russia. This gain is reflected in "Other (expense) income, net."*

◦ *Loss from discontinued operations after taxes of $51.7 million included after tax amounts related to a $12 million settlement of environmental litigation filed against Pneumo Abex, a previously sold subsidiary, as well as increases of $69.8 million in accruals related to the indemnification obligation to Pneumo Abex, primarily for environmental matters.*

In fiscal year 1998:

◦ *We recorded an extraordinary loss, net of income tax benefits of $10.4 million, resulting from the early extinguishment of debt.*

Overview

We manufacture, distribute, and market a broad portfolio of primarily PepsiCo and Cadbury Schweppes brands in the U.S., Central Europe and the Caribbean. The following discussion and analysis includes seven major categories: critical accounting policies, related party transactions, results of operations, liquidity and capital resources, recently issued accounting pronouncements, discussion of our market risks and environmental matters. The discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and notes thereto included in this report.

Critical Accounting Policies

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates. We base our estimates on historical experience, available information and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in our results for the period in which the actual amounts or revisions become known.Presented in our notes to the Consolidated Financial Statements is a summary of our most significant accounting policies used in the preparation of such statements. Significant estimates in the Consolidated Financial Statements include goodwill impairment, environmental liabilities, and income taxes:

Goodwill Impairment. Goodwill is tested for impairment at least annually, using a two-step approach at the reporting unit level: U.S., Central Europe, and the Caribbean. First, we estimate the fair value of the reporting units primarily using discounted estimated future cash flows. If the carrying value exceeds the fair value of the reporting unit, the second step of the goodwill impairment test is performed to measure the amount of the potential loss. Goodwill impairment is measured by comparing the "implied fair value" of goodwill with its carrying amount. We will estimate the fair value of all assets in determining the "implied fair value" of goodwill. The impairment evaluation requires the use of considerable management judgment to determine the fair value of the reporting units using discounted future cash flows, including estimates and assumptions regarding amount and timing of cash flows, cost of capital and growth rates.

Environmental Liabilities. We continue to be subject to certain indemnification obligations under agreements related to previously sold subsidiaries, including potential environmental liabilities (see Note 17 to the Consolidated Financial Statements). We have recorded our best estimate of our probable liability under those indemnification obligations, with the assistance of outside consultants and other professionals. Such estimates and the recorded liabilities are subject to various factors, including possible insurance recoveries, the allocation of liabilities among other potentially responsible parties, the advancements of technology for means of remediation, possible changes in the scope of work at the contaminated sites, as well as possible changes in related laws, regulations, and agency requirements.

Income Taxes. Our effective income tax rate and the tax bases of our assets and liabilities reflect management's best estimate of the outcome of future tax audits. We have established valuation allowances using management's best judgment where expected results do not support the realization of deferred tax assets.

Related Party Transactions

Transactions with PepsiCo. PepsiCo and PepsiAmericas share a business objective of increasing availability and consumption of their brands. Accordingly, PepsiCo provides us with various forms of marketing support to promote their brands. This support covers a variety of initiatives, including direct marketplace support, equipment-related programs, and shared media and advertising support. Based on the objectives of the programs and initiatives, U.S. marketing support is recorded as an increase to net sales or as a reduction of SD&A expenses. Support in our Central Europe operations is primarily recorded as a reduction of cost of goods sold. PepsiCo marketing support programs in the U.S. reflected an increase of net sales were $84.8 million, $71.5 million and $49.2 million, for the fiscal years ended 2002, 2001 and 2000, respectively. In addition, U.S. marketing support programs reflected as a reduction of SD&A expenses were $47.6 million, $45.5 million and $29.2 million for the fiscal years ended 2002, 2001 and 2000, respectively. There are no conditions or requirements that could result in the repayment of any support payments received by us. We are a licensed producer and distributor of Pepsi carbonated soft drinks and other non-alcoholic beverages. We purchase concentrate from PepsiCo to be used in the production of these carbonated soft drinks and other non-alcoholic beverages, which totaled $622.7 million, $602.8 million and $473.4 million for the fiscal years ended 2002, 2001 and 2000, respectively, and are included in cost of goods sold.

We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in certain territories in accordance with various agreements. There are other products that we produce and/or distribute through various arrangements with PepsiCo or partners of PepsiCo. We also purchase finished beverage products from PepsiCo and certain of its affiliates including tea, concentrate and finished beverage products from a Pepsi/Lipton partnership, as well as finished beverage products from a Pepsi/Starbucks partnership. Such purchases are reflected in cost of goods sold and totaled $90.7 million, $75.2 million, and $21.8 million for the fiscal years ended 2002, 2001, and 2000, respectively. In addition, we bottle water under the Aquafina trademark pursuant to an agreement with PepsiCo that provides for payment of a royalty fee, which totaled $22.8 million, $16.1 million and $9.8 million, for the fiscal years ended 2002, 2001 and 2000, respectively and was included in cost of goods sold. During fiscal year 2002, we also paid $3.3 million to PepsiCo for the SOBE distribution rights, of which approximately $0.2 million of amortization expense is included in SD&A expenses.

PepsiCo provides various services to us pursuant to a shared services agreement. During 2002, we paid approximately $2 million to PepsiCo related to the procurement of raw materials. During 2001 and 2000, we paid approximately $3 million and $5 million, respectively, related to the procurement of raw materials, processing of accounts payable and credit and collection, certain payroll tax services and information technology maintenance to PepsiCo. The payments related to procurement were included in cost of goods sold and payments related to other services were recorded in SD&A expenses.

At the end of fiscal years 2002 and 2001, net amounts due from PepsiCo related to the above transactions amounted to $27.7 million and $7.6 million, respectively.

The Consolidated Statements of Income include the following income and (expense) transactions with PepsiCo:

(in millions)	**2002**	2001	2000
Net sales	**$ 84.8**	$ 71.5	$ 49.2
Cost of goods sold	**(738.1)**	(696.2)	(505.0)
Selling, delivery and administrative expenses	**47.4**	44.6	24.2

Transactions with Pohlad Companies. In February 2002, we entered into an Aircraft Joint Ownership Agreement with Pohlad Companies. Mr. Pohlad, our Chairman and Chief Executive Officer, is the President and owner of approximately 33 percent of the capital stock of Pohlad Companies. Pursuant to the Aircraft Joint Ownership Agreement, we purchased a one-eighth interest in a Lear Jet aircraft owned by Pohlad Companies. We paid approximately $1.6 million related to the jet in fiscal year 2002, including our capitalized portion of the purchase price ($1.5 million) and the related SD&A expenses associated with the jet ($0.1 million).

In addition, we paid Pohlad Companies for various services, primarily rent, which totaled approximately $0.7 million and $0.3 million in 2002 and 2001, respectively.

Results of Operations

In the discussions of our results of operations below, the number of cases sold is referred to as *volume. Net pricing* is net sales divided by the number of cases and gallons sold for our core businesses, which include bottles and cans (including vending bottles and cans) as well as food service. Changes in net pricing include the impact of sales price (or rate) changes, as well as the impact of brand, package and geographic mix. Net pricing and reported volume amounts exclude contract, commissary, private label, concentrate, and vending (other than bottles and cans) revenue and volume. Contract sales represent sales of manufactured product to other franchise bottlers and typically decline as excess manufacturing capacity is utilized. *Cost of goods sold per unit* is the cost of goods sold for our core businesses divided by related number of cases and gallons sold.

Operating Results – 2002 compared with 2001

Volume. In 2002, total volume increased 3.5 percent, including U.S. volume growth of 1.9 percent and Central Europe volume growth of 12.1 percent, while Caribbean volume declined 0.4 percent. U.S. volume growth of 1.9 percent was driven by strong brand performance by Mountain Dew, Sierra Mist, Aquafina and Dr Pepper. Mountain Dew volume grew 1.2 percent, driven mainly by continued growth in regular and diet Mountain Dew Code Red. Pepsi flavored soft drink volume grew almost 15 percent, due mainly to the strong performance and expanded distribution of Sierra Mist, while Aquafina continued to have strong volume growth of approximately 46 percent. The growth in Pepsi branded products was partially offset by a 0.5 percent volume decline in trademark Pepsi, which accounts for approximately 51 percent of the U.S. volume mix. Dr Pepper volume grew 4.8 percent, led by diet Dr Pepper. We experienced package volume growth for carbonated soft drinks in cans and take-home polyethylene terehthalate ("PET") or plastic bottle packages, led by the 24-ounce non-returnable PET package, which benefited from significant growth in the supermarkets and supercenters. Small format and on-premise channel performance declined from the prior year, resulting primarily from continued softness in our single serve packages, primarily the 20-ounce non-returnable plastic bottles.

Our Central Europe markets had volume growth of 12.1 percent in 2002, reflecting strong growth in all four countries. New product innovation, including the introduction of Pepsi Twist, contributed to a 7.7 percent growth in carbonated soft drinks, while water offerings experienced a strong 14.5 percent growth. Carbonated soft drinks and water account for approximately 64 percent and 28 percent of total volume, respectively, in Central Europe. Both water and carbonated soft drinks experienced growth in the single-serve and multi-serve PET packages, primarily in the large format and wholesale channels, while on-premise volume declined. Approximately 1 percent of the total volume growth in Central Europe was achieved in still drinks, primarily due to the expanded distribution of the Toma brand flavored still drinks in all our markets in Central Europe.

Volume in the Caribbean decreased 0.4 percent in 2002 compared to 2001, reflecting declines in Puerto Rico and Jamaica. Overall, the Pepsi trademark products declined, despite growth from new product introduction, while Seven Up, Aquafina and other local flavored brands volume increased from the prior year.

Net Sales. Net sales in 2002 increased 3 percent to $3,239.8 million compared to $3,144 million in 2001. Excluding the $11 million net sales of the beer business that was divested in the first quarter of 2001, net sales increased $106.8 million, or 3.4 percent, primarily driven by the increase in net sales in the U.S. and Central Europe. U.S. net sales increased 2.3 percent to $2,760.5 million from $2,699.7 million. Excluding the net sales of the divested beer business in 2001, U.S. net sales increased 2.7 percent, driven by volume growth of 1.9 percent, as discussed above, and increased net pricing of 1.6 percent from the prior year. The increase in net pricing was driven by price increases of 1.1 percent and package mix contribution of 0.5 percent. These factors were partially offset by a $5 million, or 4 percent, decrease in other revenue, including commissary and contract sales.

The growth in Central Europe net sales of $27.8 million, or 10.3 percent, to $298.4 million from $270.6 million in the prior year resulted from strong volume growth of 12.1 percent, as well as favorable foreign exchange rates offset, in part, by a 0.8 percent decline in net pricing. The favorable foreign exchange rates contributed approximately $19 million to Central Europe's net sales improvement. The volume growth impact on net sales was mitigated, in part, by the 0.8 percent decline in net pricing in Central Europe, principally led by declines in Poland offset, in part, by increases in Hungary. In addition, other revenues declined $3.4 million from the prior year, including decreases in contract sales and private label sales, as was anticipated.

Caribbean net sales increased 4.1 percent in 2002 to $180.9 million from $173.7 million in the prior year. Volume in the Caribbean decreased 0.4 percent in 2002 compared to the prior year, offset by an increase in net pricing of 3.9 percent in 2002. Pricing improvements were achieved in all markets. Other revenue increases, including concentrate and export sales, contributed 0.4 percent of the net sales growth in 2002.

Cost of Goods Sold. Cost of goods sold increased $55.3 million in 2002 to $1,967.4 million from $1,912.1 million in the prior year. Excluding costs associated with the divested beer business totaling $8.6 million, cost of goods sold increased $63.9 million, or 3.4 percent, in 2002.

In the U.S., excluding the impact of the divested beer business, U.S. cost of goods sold increased $43.2 million, or 2.7 percent, to $1,653.8 million, driven by the 1.9 percent growth in volume, and an almost 2 percent increase in cost of goods sold per unit. The increase in cost of goods sold per unit reflected higher concentrate costs, as well as increases in other ingredient and packaging costs associated with changes in the mix of products sold. This includes more of our products being sold in non-returnable PET packages versus can packages, a trend we expect to continue. The above factors were partially offset by a decrease in other cost of goods sold related to the decrease in contract and commissary sales. Our concentrate prices will continue to increase in 2003 in the U.S., as PepsiCo has recently announced to its franchise bottlers that it will increase the price of concentrate by 2 percent, effective for one year, beginning February 2003, we expect a similar increase of 2 percent by Cadbury Schweppes in 2003.

In Central Europe, cost of goods sold increased $13.3 million, or 8.1 percent, to $177.3 million in 2002 from $164 million in the prior year. Cost of goods sold increased due to volume growth of 12.1 percent and due to the unfavorable impact of foreign currency translations, which added approximately $9.6 million to costs as measured in U.S. dollars, offset, in part, by a lower cost per unit due mainly to lower concentrate costs.

In the Caribbean, cost of goods sold increased $7.4 million, or 5.7 percent, to $136.3 million in 2002 from $128.9 million in the prior year, driven mainly by unfavorable foreign currency translations and increased packaging and ingredient costs.

Selling, Delivery and Administrative Expenses. In 2002, SD&A expenses increased $59.8 million, or 6.6 percent, to $968.4 million from $908.6 million in the prior year. SD&A expenses as a percentage of net sales increased to 29.9 percent in 2002 from 28.9 percent in the prior year, which was primarily attributable to the U.S. operations. U.S. SD&A expenses increased $55.1 million to 28.7 percent as a percentage of U.S. net sales, from 27.3 percent. This increase was primarily attributable to additional depreciation expense, as we continued to focus on capital projects to enhance our overall operating performance, including the substantial completion of our inventory system deployment in 2002. We also continued to invest in our next generation selling system, which will allow us to convert a significant portion of our U.S. distribution system to a pre-sell environment. Increased U.S. SD&A expenses were also attributable to higher wages and benefits, due, in part, to the aligning of the compensation and benefit programs of the former PepsiAmericas and Whitman Corporation, as well as the compensation expense related to the issuance of restricted stock awards in conjunction with our long-term incentive programs (see Note 14 to the Consolidated Financial Statements).

SD&A expenses in Central Europe increased $3 million to $129.3 million in 2002. The increase in SD&A expenses was associated with the growth in volume, including new product introductions, offset, in part, by a decline in SD&A expenses of approximately $6.8 million related to foreign exchange translation. Central Europe's SD&A expenses as a percentage of net sales decreased to 43.3 percent from 46.7 percent, mainly due to improved SD&A expense containment in Poland.

SD&A expenses in the Caribbean increased $1.7 million to $48 million in 2002. SD&A expenses as a percentage of net sales remained relatively flat compared to the prior year for the Caribbean.

Amortization Expense. Amortization expense declined $49.3 million to $0.7 million in 2002, primarily due to the change in accounting for amortization expense for goodwill as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 (see Note 2 to the Consolidated Financial Statements).

Special Charges. In the fourth quarter of 2002, we recorded special charges of $5.7 million relating to the rollout of the changes in our marketing and distribution strategy in Poland, the Czech Republic, and Republic of Slovakia. The special charges included $3.3 million related to severance and other benefits, $1.4 million related to asset write-downs and $1 million related primarily to lease termination costs. Consistent with the changes in Hungary in 2001, we modified our distribution method from a conventional direct store delivery to an alternative model using third party distributors in certain areas. In 2002, we also recorded an additional $0.2 million of severance costs related to the fiscal year 2000 charge in "Special charges, net."

In 2002, we identified approximately $3.3 million of excess severance and related exit costs, including $2.2 million relating to the Hungary special charge recorded in fiscal year 2001, and $1.1 million relating to previous special charges. Upon execution of the distribution and marketing strategy change in Hungary, there were instances where no viable third party distributors were found in certain areas of Hungary, and thus, an alternative strategy was not available in those areas. The reversals of $3.3 million were credited to income and reflected in "Special charges, net."

In 2001, we recorded special charges of $9.2 million in the fourth quarter for severance costs and other costs related to changing our marketing and distribution strategy in Hungary, as well as for the write-down of obsolete marketing equipment in the U.S. We established a new centralized facility to refurbish our marketing equipment, which changed our criteria for determination of refurbishment versus disposal of our marketing equipment. This change in criteria resulted in an impairment of certain marketing equipment. In addition, we recorded a charge of $4.6 million in the first quarter of 2001 related to further organizational changes resulting from the merger with the former PepsiAmericas. This charge was principally composed of severance and related benefits.

These changes in the marketing and distribution strategy in Central Europe, which resulted in special charges of $5.7 million and $9.2 million in 2002 and 2001, respectively, are expected to reduce costs, as well as to expand our market share by increasing our points of contact with the end customer. We expect to realize approximately $6 million to $8 million in annual pretax savings across all of our markets in Central Europe, principally resulting from reductions in employee related and other distribution costs. A portion of those savings were realized in Hungary in 2002. The remaining benefits are expected to be realized in 2003 and 2004, with the complete roll-out of the new distribution strategy in Poland, the Czech Republic, and Republic of Slovakia.

In 2000, we recorded special charges of $21.7 million, including $17.1 million in costs for severance and other benefits and $4.6 million of costs resulting from a decision to close our production facility in Ft. Wayne, Indiana. The charge for the closure of the production facility included a write-down of building and equipment and $0.5 million for severance payments and other benefits.

During 2002 and 2001, PepsiAmericas paid employee benefits of $4.8 million and $17.8 million, respectively, related to charges recorded in 2000 and 2001, which included the elimination of approximately 55 positions in total. The payments made during 2002 and 2001 included deferred severance payments made to previously terminated employees. At the end of fiscal year 2002, $3.3 million of employee related costs were accrued in current liabilities, as we expect to pay substantially all of these costs during the next twelve months.

Operating Income. Operating income increased $32.3 million to $300.7 million in 2002, primarily related to the impact of the change in accounting for goodwill, which reduced amortization expense by $49.8 million in 2002. Excluding the impact of the change in accounting for goodwill, operating income decreased $17.5 million in 2002, as a result of lower operating income in the U.S. and increased operating losses in the Caribbean markets, which were offset, in part, by a reduction in Central Europe's operating losses. Excluding the impact of the change in accounting for goodwill, U.S. operating income declined $32.1 million due mainly to higher SD&A expenses. The increase in SD&A expenses related to higher depreciation expense associated with various information technology initiatives and to increased compensation and benefits expenses. In 2001, we had recorded special charges of $9.2 million in the U.S., offset, in part, by an $8.9 million pension curtailment gain.

Central Europe reduced its operating losses by $16.5 million to an operating loss of $10.6 million in 2002. The reduction in operating losses was mainly attributable to strong volume growth and the impact of foreign exchange translation, as well as cost containment in cost of goods sold and SD&A expenses. Lower special charges contributed to $6.8 million of the overall reduction in operating losses in Central Europe, as the Hungary special charge was $9.2 million in 2001, compared to net special charges of $2.4 million recorded in Central Europe in 2002. Favorable foreign exchange rates contributed $2.8 million of the reduction in operating losses in 2002.

The operating losses in the Caribbean increased by $1.9 million to $3.4 million in 2002, due mainly to the 0.4 percent decline in volume. The markets in the Caribbean were adversely impacted in the latter part of 2001 and in early 2002 by a decline in tourism. The general decline in tourism resulted from the events occurring on September 11, 2001. We continue to consider various strategic alternatives in the Caribbean markets in an effort to decrease our operating losses, as the macroeconomic and political conditions in the Caribbean continue to pose operational challenges.

Interest and Other Expenses. Net interest expense decreased $14.4 million to $76.4 million in 2002 from $90.8 million in 2001. This decrease was principally due to lower interest rates on short-term borrowings. In addition, we adjusted the mix of our fixed rate versus floating rate debt using interest rate swap agreements, which favorably impacted interest expense in 2002.

We reported other expense, net, of $4.1 million in 2002, compared to other expense, net, of $3.7 million in 2001. The pre-tax gain of $3.5 million resulting from the sale of a parcel of land in downtown Chicago was included in the results for 2002. In 2001, the results included the benefit of certain real estate tax refunds associated with our non-operating real estate entities.

Income Taxes. The effective income tax rate, which is income tax expense expressed as a percentage of income from continuing operations before income taxes, was 38.4 percent in 2002, compared to 48.2 percent in 2001. The decrease in the effective income tax rate in 2002 was primarily due to the elimination of the amortization of goodwill and other indefinite lived intangible assets in conjunction with the implementation of SFAS No. 142, as a majority of the amortization expense was not deductible for tax purposes.

Income from Continuing Operations. Income from continuing operations increased $45.6 million, or 50.6 percent, to $135.7 million in 2002 from $90.1 million in 2001. The improvement in income from continuing operations reflected the impact of the change in accounting for goodwill, lower interest expense and a reduction in the effective income tax rate, as discussed previously.

Discontinued Operations. Loss from discontinued operations after taxes of $6 million in 2002 represented a $9.8 million charge for the purchase of certain insurance policies concerning the environmental liabilities related to previously sold subsidiaries. In 2001, loss from discontinued operations after taxes of $71.2 million represented a pretax charge of $111 million to recognize additional liabilities associated with our indemnification obligations for environmental liabilities related to previously sold subsidiaries. This additional charge resulted from conducting a comprehensive review of all former facilities operated by these previously sold subsidiaries, which was initiated in connection with the insurance policies purchased in 2002. We expect to spend approximately $20 million to $30 million in 2003 for environmental remediation and other related costs (see Note 17 to the Consolidated Financial Statements for further discussion of discontinued operations and related environmental liabilities).

Net Income. Net income increased $110.8 million to $129.7 million in 2002 from $18.9 million in 2001. The improvement in net income resulted from higher income from continuing operations, up $45.6 million, and the lower losses from discontinued operations, lower by $65.2 million. The factors that impacted both continuing and discontinued operations were discussed previously.

Operating Results – 2001 compared with 2000

Due to the merger with the former PepsiAmericas completed in November 2000, we believe that comparison to pro forma results for 2000 for net sales and cost of goods sold provides a better indication of current operating trends than reported results. Therefore, included within the following discussion are explanations of both reported results and the pro forma results for net sales and cost of goods sold. Pro forma operating results, as well as the volume comparisons, assume the merger with the former PepsiAmericas occurred at the beginning of 2000.

Volume. In 2001, total volume increased 1.6 percent including U.S. volume growth of 0.4 percent, Central Europe volume growth of 3.1 percent and Caribbean volume growth of 13.6 percent. In the U.S., the decline of approximately two percent in trademark Pepsi products was offset by strong volume growth in Mountain Dew, Aquafina and Sierra Mist. Trademark Mountain Dew volume grew 1.6 percent, driven by both regular Mountain Dew and Mountain Dew Code Red. Flavored soft drinks increased approximately 15 percent, primarily due to an increase in Sierra Mist, while Aquafina volume grew nearly 50 percent. We experienced package volume growth in both single serve and take home packages, led by 20-ounce plastic containers and 12- and 24-ounce non-returnable packages. This increase was a result of significant growth in the channel performance of both supercenters and mass retailers.

Central Europe volume grew 3.1 percent compared to the prior year. The increase was primarily related to the increase in water volumes, while total carbonated soft drink volume was relatively flat. Both water and carbonated soft drinks experienced growth in the multi-serve PET packages, primarily in the large format and wholesale channels, while small format volume declined. Volume in the Caribbean increased 13.6 percent in 2001 compared to 2000. This increase resulted from increases in trademark Pepsi products, as well as increases in Aquafina, Seven Up and other local flavored brands.

Net Sales. Net sales for 2001 and 2000 were as follows:

(in millions)	Reported 2001	Reported 2000	% Change
U.S.	$2,699.7	$2,225.6	21.3
Central Europe	270.6	270.1	0.2
Caribbean	173.7	14.7	—
Total net sales	$3,144.0	$2,510.4	25.2

(in millions)	Reported 2001	Pro Forma 2000	% Change
		(unaudited)	
U.S.	$2,699.7	$2,659.9	1.3
Central Europe	270.6	270.1	0.2
Caribbean	173.7	154.0	12.8
Total net sales	$3,144.0	$3,084.0	1.9

On a reported basis, net sales increased by $633.6 million, or 25.2 percent, in 2001 compared with 2000, primarily reflecting sales contributed by the additional territories acquired in the merger with the former PepsiAmericas, as well as the acquisition of the Trinidad and Tobago territory, both in the fourth quarter of 2000. The balance of the growth in net sales reflected improved pricing and slightly higher volumes in the U.S. markets.

On a pro forma basis, net sales increased by $60 million, or 1.9 percent. The growth in net sales included an increase in U.S. net sales of $39.8 million, an increase in Central Europe net sales of $0.5 million and an increase in Caribbean net sales of $19.7 million. Excluding sales contributed in 2001 and 2000 by the beer operations, which we sold in the first quarter of 2001, U.S. net sales increased $75.8 million, or 2.9 percent. The increase in U.S. net sales resulted from a 2.7 percent improvement in net pricing and a 0.4 percent increase in volume.

On a reported (as well as pro forma) basis, Central Europe net sales remained relatively flat in 2001 compared to 2000. The contribution to net sales from the 3.1 percent volume growth, an increase in net pricing, as well as the favorable foreign currency translation impact of approximately $6.6 million, were offset, in part, by a reduction in contract sales, and the planned reduction of private label revenue. The Caribbean pro forma net sales increased $19.7 million, or 12.8 percent, which can be partially attributed to the full year impact of net sales for Trinidad and Tobago in 2001.

Cost of Goods Sold. Cost of goods sold for 2001 and 2000 were as follows:

(in millions)	Reported 2001	Reported 2000	% Change
U.S.	$1,619.2	$1,317.2	22.9
Central Europe	164.0	167.0	(1.8)
Caribbean	128.9	10.0	—
Total cost of goods sold	$1,912.1	$1,494.2	28.0

(in millions)	Reported 2001	Pro Forma 2000	% Change
		(unaudited)	
U.S.	$1,619.2	$1,593.2	1.6
Central Europe	164.0	167.0	(1.8)
Caribbean	128.9	112.6	14.5
Total cost of goods sold	$1,912.1	$1,872.8	2.1

The consolidated cost of goods sold on a reported basis increased $417.9 million to $1,912.1 million in 2001, primarily reflecting cost of goods sold of the additional territories acquired in the merger with the former PepsiAmericas, as well as the acquisition of the Trinidad and Tobago territory in December 2000. The balance of the cost of goods sold increase related primarily to higher concentrate as well as increases in other ingredient and package costs associated with changes in the mix of products sold.

On a pro forma comparison basis, consolidated cost of goods sold increased $39.3 million, or 2.1 percent, in 2002, mainly attributed to the increase in pro forma U.S. cost of goods sold of $26 million, or 1.6 percent. U.S. cost of goods sold increased 1.6 percent due to the 0.4 percent volume growth discussed above, as well as an increase in cost per unit of 3.6 percent (which excludes the impact of the divested beer business). The increase in the cost per unit was attributed to higher concentrate costs, as well as an increase in packaging costs. The increase in packaging costs was primarily related to our shift in the mix of product sold in non-returnable PET containers supporting Aquafina and other non-carbonated beverage growth.

On a reported (as well as pro forma) basis, Central Europe cost of goods sold decreased approximately $3 million, or 1.8 percent. The cost of goods sold decrease was related to a lower cost per unit, offset, in part, by the unfavorable impact of foreign currency translations. On a pro forma basis, Caribbean cost of goods sold increased 14.5 percent, due mainly to the full year impact of cost of goods sold for Trinidad and Tobago in 2001.

Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses increased $178.1 million to $908.6 million in 2001 primarily related to SD&A expenses incurred in the additional territories of the former PepsiAmericas. As a percentage of net sales, SD&A expenses decreased to 28.9 percent in 2001 from 29.1 percent in 2000. SD&A expenses in the U.S. increased $137.1 million to $736.1 million in 2001, compared to $599 million in 2000. As a percentage of net sales, SD&A expenses increased to 27.3 percent in 2001 from 26.9 percent in 2000. The increase in U.S. SD&A expenses was driven, in part, by increased costs associated with the growth in Aquafina and other non-carbonated beverage offerings, as well as new product introductions. Increased SD&A expenses in the U.S. were also driven by higher depreciation expense due to the previous investment in cold drink equipment, inventory systems and information technology. These investments were associated with the integration of the former PepsiAmericas and Heartland territories. In addition, the next generation selling system was in the early stages of development in 2001. As expected, the benefits of the merger with the former PepsiAmericas were offset almost entirely by non-recurring integration costs of approximately $10 million to $11 million.

SD&A expenses in Central Europe decreased $1.6 million to $126.3 million in 2001, compared to $127.9 million in 2000. As a percentage of net sales, SD&A expenses decreased to 46.7 percent in 2001 from 47.4 percent in 2000, mainly due to cost improvements. Caribbean SD&A expenses increased $42.6 million to $46.2 million in 2001, due to the SD&A expenses of the additional territories (Jamaica and Puerto Rico) related to the merger with the former PepsiAmericas, as well as the acquisition of Trinidad and Tobago territories, in the fourth quarter of 2000. SD&A expenses as a percentage of net sales was 26.6 percent in 2001, compared with 23.8 percent in 2000.

Amortization Expense. Amortization expense increased $9 million to $50 million in 2001, primarily due to the increased amortization related to the goodwill recorded for the merger with the former PepsiAmericas in November 2000.

Gain on Pension Curtailment. In connection with the integration of the former Whitman Corporation and the former PepsiAmericas U.S. benefit plans during the first quarter of 2001, PepsiAmericas amended its pension plans to freeze pension benefit accruals for substantially all salaried and non-union employees effective December 31, 2001. Employees age 50 or older with 10 or more years of vesting service were grandfathered such that they will continue to accrue benefits after December 31, 2001 based on their final average pay as of December 31, 2001. As a result of this plan amendment, we recognized a one-time curtailment gain of $8.9 million. The existing U.S. salaried and non-union pension plans were replaced by an additional PepsiAmericas contribution to the 401(K) plan beginning January 1, 2002.

Operating Income. In 2001, operating income increased $45.4 million to $268.4 million, which primarily reflected the additional operating income contributed by the U.S. territories of the former PepsiAmericas. The U.S. operating income included a gain on pension curtailment of $8.9 million in 2001 and special charges of $6.3 million and $21.7 million in 2001 and 2000, respectively. Excluding the gain on pension curtailment and the special charges, the U.S. operating income increased $26 million, or 9.7 percent. The operating income contributed by the former PepsiAmericas territories was primarily responsible for the improved U.S. results, offset, in part, by higher SD&A expenses.

The Central Europe operating losses increased to $27.1 million in 2001, from $24.7 million in 2000, due mainly to the special charges recorded in 2001 of $7.5 million, offset, in part, by improved operating performance in 2001, including volume growth and the reduction of SD&A expenses as a percentage of net sales. The Caribbean had operating losses of $1.5 million in 2001, compared to operating income of $1 million in 2000.

Interest and Other Expenses. Net interest expense increased $6.8 million in 2001 to $90.8 million. The increase was due principally to an increase in the average outstanding net debt resulting from the merger with the former PepsiAmericas, partially offset by lower borrowing costs resulting from the refinancing of debt in the first quarter of 2001, the swap of a portion of our debt portfolio from fixed rate to floating rate, and lower overall interest rates on short-term borrowings.

We reported other expense, net, of $3.7 million in 2001 compared with other income of $2.1 million in 2000. Included in other income in 2000 was a gain of $2.6 million resulting from the sale of the franchise operations in the Baltics. Absent this gain, other expense was $3.2 million unfavorable to 2000, which was not attributed to any individually significant item.

Income Taxes. The effective income tax rate was 48.2 percent in 2001, compared to 49.3 percent in 2000.

Income from Continuing Operations. Income from continuing operations increased $18.6 million, or 26 percent, to $90.1 million in 2001 from $71.5 million in 2000. The improvement in income from continuing operations primarily reflected the income contributed by the former PepsiAmericas territories, a reduction in the effective income tax rate, as well as the gain on pension curtailment recorded in 2001.

Discontinued Operations. Loss from discontinued operations after taxes of $71.2 million in 2001 represented a charge of $111 million for environmental liabilities related to a former subsidiary, Pneumo Abex, which was discussed previously in this MD&A.

Income from discontinued operations after taxes of $8.9 million in 2000 resulted from the reversal of prior accruals resulting from certain insurance settlements for environmental matters related to Pneumo Abex, partially offset by increased environmental and related accruals.

Net Income. Net income decreased $61.5 million to $18.9 million in 2001 from $80.4 million in 2000. The decline in net income resulted mainly from the $71.2 million loss from discontinued operations recorded in 2001, as income from continuing operations increased $18.6 million from 2000 to 2001. The factors that impacted both continuing and discontinued operations were discussed previously.

Liquidity and Capital Resources

We own a special purpose entity, Whitman Finance, which has entered into an agreement (the "Securitization") with a major U.S. financial institution to sell an undivided interest in its receivables. The agreement involves the sale of receivables by certain of our U.S. subsidiaries to Whitman Finance, which in turn sells an undivided interest in a revolving pool of receivables to the financial institution (see Note 9 to the Consolidated Financial Statements).

Net cash provided by continuing operations increased by $14.5 million to $331.3 million in 2002. The increase in cash provided by continuing operations was due in part, to the reduction in the cash outlay related to special charges. In the current year, we paid $5.8 million related to special charges, compared to $19 million in the prior year. We estimate approximately $2 million to $3 million of additional special charges in Central Europe in 2003 for the changes in the marketing and distribution strategy, with approximately half of this range relating to cash outflows. In the U.S. we are reviewing our cost structure and expect to record special charges in the first quarter of 2003. These charges are expected to be in the range of approximately $5 million to $8 million.

In addition, we contributed $7.5 million to our pension plan in fiscal years 2002 and 2001. We are $32 million underfunded in our pension plan as of the fiscal year end 2002. We do not believe that any known trends or uncertainties related to our pension plan will result in a material change in our results of operations, financial condition, or our liquidity.

Investing activities during 2002 included $10.8 million paid for acquisitions, including cash paid to acquire various vending businesses. Investing activities during 2001 included $7.7 million paid for acquisitions, including cash paid to acquire the minority partner's interest in the soft drink operations in New Orleans; cash paid to acquire the bottling operations in Barbados from Bottlers (Barbados) Limited; cash paid to acquire a Dr Pepper franchise in Illinois; and payments related to the acquisition of Trinidad and Tobago. We made capital investments of $219.2 million in 2002, up $0.6 million from capital investments of $218.6 million in 2001. Capital spending increased slightly in 2002 due to increased spending in the developing non-U.S. markets for facility and information technology improvements, offset, in part, by declines in U.S. capital fleet and information technology spending, as the next generation selling system nears completion. Capital spending in 2003, excluding potential acquisitions, is expected to be in the range of $180 million to $190 million. In addition, in 2002, we received $26.5 million in cash and a $12 million promissory note collateralized by a subordinated mortgage related to the sale of a parcel of land in downtown Chicago. An additional $1.4 million, otherwise payable to us, was held back in escrow, a portion of which is expected to be recovered when certain conditions are met related to existing environmental matters. The promissory note and escrow balance were recorded at their net realizable value, net of allowances of approximately $6.2 million (see Note 3 to the Consolidated Financial Statements).

The following table provides a summary of our contractual obligations as of the end of fiscal year 2002, by due date. Our short-term borrowings, long-term debt, lease commitments and advertising and exclusivity rights are more fully described in Notes 10, 11 and 17, respectively, in the Notes to the Consolidated Financial Statements.

(in millions)	Payments Due by Period						
	Total	2003	2004	2005	2006	2007	Thereafter
Contractual obligations:							
Short-term obligations	275.0	275.0	—	—	—	—	—
Long-term obligations	1,080.7	—	250.0	61.0	300.0	261.6	208.1
Advertising commitments and exclusivity rights	50.8	12.2	10.5	10.3	6.5	5.0	6.3
Operating lease obligations	60.1	16.0	12.6	7.9	5.2	3.6	14.8
Capital lease obligations	0.5	0.4	0.1	—	—	—	—
Total contractual cash obligations	1,467.1	303.6	273.2	79.2	311.7	270.2	229.2

Our total debt increased $45.2 million to $1,383.8 million as of the end of fiscal year 2002, from $1,338.6 million as of the end of fiscal year 2001. During September 2002, we issued $250 million of notes with a discount of $0.9 million, due 2007, and with a coupon rate of 3.875 percent. During February and March 2001, we issued $200 million and $150 million of notes with coupon rates of 5.95 percent due 2006 and 5.79 percent due 2013, respectively. Proceeds from these notes were used to repay outstanding commercial paper. The investors of the $150 million of notes issued in 2001 have the option to put the notes to us at par, or to remarket or extend the maturity of the notes until March 2013 with a newly stated interest rate. If the investors elect to remarket the notes, we may elect to redeem the notes at fair value, pursuant to the agreement.

In February 2003, the investors of the $150 million of notes issued in March 2001 notified us that they will exercise their option to purchase and remarket the notes pursuant to the remarketing agreement unless we elect to redeem the notes. In March 2003, we notified the investors that we will redeem the notes pursuant to the agreement. As a result, we will record a loss on the early extinguishment of debt in the first quarter of 2003 of approximately $8 million, (see Note 20 to the Consolidated Financial Statements).

Additionally, in March 2003, we issued $150 million of notes with a coupon rate of 4.5 percent. The proceeds were used to pay down commercial paper.

We have revolving credit agreements with maximum borrowings of $500 million, which act as back-up for our commercial paper program; accordingly, we have a total of $500 million available under our commercial paper program and revolving credit facility combined. There were no commercial paper borrowings as of the end of fiscal year 2002.

In August 2001, we announced that we would resume purchasing our common stock under a previously authorized repurchase program. In December 2002, the Board authorized an additional 20 million shares for our repurchase program. As of fiscal year end 2002, 21.5 million shares remained available for repurchase. We repurchased 7.5 million shares of our common stock in 2002 and 3 million shares in 2001 for $102.4 million and $39.2 million, respectively; however, at the end of 2002, $10.6 million of treasury stock purchases were unsettled and included in other accrued expenses in the Consolidated Balance Sheet. We paid cash dividends of $6.1 million in 2002 based on an annual cash dividend of $0.04 per share, compared with $6.2 million paid in 2001, based on the same dividend rate. The issuance of common stock, including treasury shares, for the exercise of stock options resulted in cash inflows of $5.4 million in 2002, compared with $10.7 million in 2001.

We believe that with our existing operating cash flows, available lines of credit and potential for additional debt and equity offerings, we will have sufficient resources to fund our future growth and expansion.

We continue to be subject to certain indemnification obligations, net of insurance, under agreements related to previously sold subsidiaries, including indemnification expenses for potential environmental and tort liabilities of these prior subsidiaries. There is significant uncertainty in assessing our potential expenses for complying with our indemnification obligations. The assessment and determination of expenses for cleanup at the various sites involved are inherently speculative during the early stages, as is the projection of future claims. The amount of the expense also is subject to various factors, including possible insurance recoveries and the allocation of liabilities among many other potentially responsible and financially viable parties. During 2002, we paid $15.5 million related to such indemnification obligations, net of any insurance settlements.

At the end of fiscal year 2002, we had recorded approximately $138.1 million in liabilities for future remediation and other related costs arising out of our indemnification obligations of previously sold businesses.

We expect to spend approximately $20 million to $30 million in 2003 for remediation and other related costs (see Note 17 to the Consolidated Financial Statements for further discussion of discontinued operations and related environmental liabilities).

Recently Issued Accounting Pronouncements

In the fourth quarter of 2002, we adopted Emerging Issues Task Force ("EITF") Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 addresses the classification on the income statement of certain consideration paid to a reseller or another party that purchases our products. As a result, net sales were reduced by $30 million in 2002, $26.7 million in 2001, and $17.2 million in 2000, with SD&A expenses reduced by the same amounts. Prior period amounts were reclassified to conform to the current year presentation, including prior quarters in 2002 and 2001 (see Note 21 to the Consolidated Financial Statements).

In November 2002, the EITF reached a consensus on several points in Issue 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" that are effective in the first quarter of 2003. EITF 02-16 requires that certain consideration received from a vendor by a customer be recorded as a reduction of cost of goods sold, unless the payment is directly attributable (offsetting) to expenses incurred elsewhere in the income statement. We anticipate that EITF 02-16 will have an impact on the income statement classification of certain bottler incentives; however, we have not yet quantified the impact of such reclassification as the 2003 marketing support programs have not yet been finalized.

The Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Recision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2002. Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates SFAS No. 4 and thus, the criteria in Accounting Principles Board ("APB") Opinion No. 30 should be applied to determine the classification of gains and losses related to the extinguishment of debt. The Statement is effective beginning in fiscal year 2003. At that time, any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item will be reclassified, (see Note 20 to the Consolidated Financial Statements).

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred, as opposed to the date management committed to an exit plan. The special charges in the fourth quarter of 2002 related to the marketing and distribution strategy changes in Central Europe were recorded in compliance with EITF 94-3, as the provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to various market risks, including risks from changes in commodity prices, interest rates and currency exchange rates.

Commodity Prices. The risk from commodity price changes correlates to our ability to recover higher product costs through price increases to customers, which may be limited due to the competitive pricing environment that exists in the soft drink business. We use derivative financial instruments to hedge price fluctuations for a portion of our aluminum and fuel requirements. Each instrument hedges price fluctuations on a portion of our aluminum can and fuel requirements over a specified period of time. Because of the high correlation between aluminum and fuel commodity prices and our contractual cost of these products, we consider these hedges to be highly effective. As of fiscal year end 2002, we have hedged a portion of our future U.S. aluminum requirements into fiscal year 2004. Additionally, we had no outstanding fuel hedge contracts as of fiscal year end 2002.

Interest Rates. Our floating rate exposure relates to changes in the six-month London Interbank Offered Rate ("LIBOR") and the overnight Federal Funds rate. Assuming consistent levels of floating rate debt with those held as of fiscal year end 2002, a 50 basis point change in each of these rates would have an impact of approximately $1.9 million on our annual interest expense. In the third quarter of 2001, we entered into interest rate swaps to convert a portion of our fixed rate debt to floating rate. In 2002, we had short-term investments throughout a majority of the year, principally invested in money market funds and commercial paper, which were most closely tied to the overnight Federal Funds rate. The amount of these investments was not significant throughout the year. Assuming a 50 basis point change in the rate of interest associated with our short-term investments, interest income would not have changed by a significant amount.

Currency Exchange Rates. Because we operate in non-U.S. franchise territories, we are subject to exposure resulting from changes in currency exchange rates. Currency exchange rates are influenced by a variety of economic factors including local inflation, growth, interest rates and governmental actions, as well as other factors. We currently do not hedge the translation risks of investments in our non-U.S. operations. Any positive cash flows generated have been reinvested in the operations, excluding repayments of intercompany loans from the manufacturing operations in Poland.

Based on net sales, non-U.S. operations represented approximately 15 percent of our total operations in 2002. Changes in currency exchange rates impact the translation of the non-U.S. operations results from their local currencies into U.S. dollars. If the currency exchange rates had changed by five percent in 2002, we estimate the impact on reported operating income would have been approximately $2.7 million. Our estimate reflects the fact that a portion of the non-U.S. operations costs are denominated in U.S. dollars, including concentrate purchases. This estimate does not take into account the possibility that rates can move in opposite directions and that gains in one category may or may not be offset by losses from another category.

Environmental Matters

We maintain a continuous program in our operations to facilitate compliance with federal, state and local laws and regulations relating to management of wastes and to the discharge or emission of materials used in production, and such other laws and regulations relating to the protection of the environment. The capital costs of such management and compliance, including the costs of the modification of existing plants and the installation of new manufacturing processes incorporating pollution control technology, are not material to continuing operations.

Under the agreement pursuant to which we sold our subsidiaries, Abex Corporation and Pneumo Abex Corporation, in 1988 and a subsequent settlement agreement entered into in September 1991, we have assumed indemnification obligations for certain environmental liabilities of Pneumo Abex, net of any insurance recoveries. Pneumo Abex has been and is subject to a number of environmental cleanup proceedings, including proceedings under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 regarding disposal of wastes at on-site and off-site locations. In some proceedings, federal, state and local government agencies are involved and other major corporations have been named as potentially responsible parties. Pneumo Abex also has been and is subject to private claims and lawsuits for remediation of properties currently or previously owned by Pneumo Abex or certain other entities.

There is an inherent uncertainty in determining our potential expenses for complying with our indemnification obligations, and in particular, in assessing the total cost of remediating a given site and in determining any individual party's share in that cost. This is because of the nature of the remediation and allocation process and due to the fact that the liabilities are at different stages in terms of their ultimate resolution, and any assessment and determination are inherently speculative during the early stages, depending upon a number of variables beyond the control of any party. Furthermore, there are often timing considerations in that a portion of the expense incurred by Pneumo Abex, and any resulting obligation of ours to indemnify Pneumo Abex, may not occur for a number of years.

During the second quarter of 2000, proceeds of a settlement of insurance policies issued to a prior subsidiary were placed in a trust (the "Trust"). The Trust documents specify that funds in the Trust would be used to pay future liabilities of the prior subsidiaries. Monies paid by the Trust thereby would reduce our indemnification obligations. At fiscal year end 2001, we had $131.2 million accrued (net of the responsive Trust amount) to cover potential indemnification obligations, including $20 million classified as current liabilities. As a result of the establishment of the

Trust, we removed from our Consolidated Balance Sheet the portion of our liabilities to which the Trust was responsive, and the Trust held $34.3 million as of fiscal year end 2001.

In the latter part of 2001, we decided to investigate the use of insurance products to mitigate risks related to our indemnification obligations under the 1988 agreement, as amended. As a prerequisite to receiving bids for such insurance, the insurance carriers required that we employ an outside consultant to perform a comprehensive review of all former facilities related to the discontinued operations, regardless of whether any disputes have arisen with respect to a particular former site or facility. This comprehensive review was possible because of advances in the business of retrospective evaluation of the risk posed by particular types of sites and the increased experience (and therefore available data) at our former facilities. The consultant's review was completed in the fourth quarter of 2001. It provided a contingent indemnification liability for all known sites operated or impacted by Pneumo Abex and resulted in the $111 million charge, or $71.2 million net of tax, recorded in the fourth quarter of 2001.

During the second quarter of 2002, as part of a comprehensive program concerning environmental liabilities related to the former Whitman Corporation subsidiaries, we purchased new insurance coverage related to the known sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries, along with other sites which Pneumo Abex or one of its subsidiaries may have owned or operated or impacted. In addition, the Trust purchased insurance coverage and funded coverage for remedial and other costs ("finite funding") related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries. In conjunction with the purchase of the insurance policies, we recorded a charge to discontinued operations of $9.8 million, or $6 million after tax. This charge represented amounts expended by us and a reduction of funds in the Trust available to pay expenses related to sites for which we have indemnification obligations. These actions have been taken to fund costs associated with the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries and to protect against additional future costs in excess of our self-insured retention. The amount of self-insured retention (the amount we must pay before the insurance carrier is obligated to commence payments) is $114 million. We had accrued $90 million in 2001 for remediation costs, which is our best estimate of the contingent liabilities related to such environmental matters. The estimated range of aggregate exposure related only to the remediation costs of such environmental liabilities is approximately $81 million to $130 million. The finite funding of $26 million may be used to pay a portion of the $90 million, which we had accrued, along with our previously incurred expenses. Essentially all of the assets of the Trust were expended by the Trust in connection with the purchase of the insurance coverage and the finite funding and related expenses.

Because payments by the Trust for finite funding reduce cash required to be paid by us for the environmental sites for which we have indemnification obligations, we recorded the finite funding in "Investments and other assets." We had $138.1 million accrued to cover potential indemnification obligations, including $25.5 million classified as current liabilities as of fiscal year end 2002. This excludes possible insurance recoveries under policies that were in place prior to recently purchased insurance policies and is determined on an undiscounted cash flow basis. The estimated indemnification liabilities of $138.1 million as of the end of fiscal year 2002, include expenses for the remediation of identified sites, payments to third parties for claims and expenses, (including product liability and toxic tort claims) administrative expenses and the expenses of on-going evaluations and litigation. We expect a significant portion of the accrued liabilities will be disbursed during the next 10 years.

In addition, we had recorded receivables of $20.6 million for future probable amounts to be received from insurance companies and other responsible parties, of which $5.3 million was included in "Other current assets" with the remaining $15.3 million recorded in "Other assets" in the Consolidated Balance Sheet as of fiscal year end 2002. As of fiscal year end 2001, such receivables were $25 million.

We also have certain indemnification obligations related to product liability and toxic tort claims which might emanate out of the 1988 agreement with Pneumo Abex.

Other companies not owned by or associated with us are responsible to indemnify Pneumo Abex for all of the claims which have been filed against Pneumo Abex after 1998, except for a maximum of 9 percent of such claims for which we have or may have indemnification obligations. As of fiscal year end 2002, the number of underlying lawsuits (including asbestos-related claims against Pneumo Abex) that are or may be indemnifiable by us has been reduced by more than 60 percent from its high point, with much of the reduction having occurred in 2000 and 2001.

Of the remaining claims, many are asserted in less than five lawsuits brought on behalf of multiple plaintiffs against multiple defendants, which are based on generalized allegations. Our employees and agents manage or monitor such underlying claims, and we also monitor and participate in related insurance-recovery claims.

We continue to have environmental exposure related to the remedial action required at a facility in Portsmouth, Virginia for which we have an indemnity obligation. This is a superfund site which the United States Environmental Protection Agency required to be remediated. Through 2002, we had made indemnity payments of approximately $39.3 million (net of $3.1 million of recoveries from other responsible parties) for remediation of the Portsmouth site (consisting principally of soil treatment and removal) and have accrued and expect to incur an estimated $4 million to complete the remediation, administration and legal defense costs over the next several years. Such amounts are included in the $138.1 million accrued as of the end of fiscal year 2002 for potential indemnification obligations.

We also have financial exposure related to certain remedial actions required at a facility which manufactured hydraulic and related equipment in Willits, California. The plant site is contaminated by various chemicals and metals. In August 1997, a final consent decree was issued in the case of the People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc. This final consent decree was amended in December 2000 and established a trust whose officers are obligated to investigate and clean up this site. We are currently funding the investigation and interim remediation costs on a year to year basis according to the final consent decree. Through 2002, we have made indemnity payments of approximately $22.9 million for investigation and remediation at the Willits site (consisting principally of soil removal, groundwater and surface/water treatment). We have accrued $40.8 million for future remediation and trust administration costs, with the majority of this amount being spent in the next several years. Such amounts are included in the $138.1 million accrued as of the end of fiscal year 2002 for potential indemnification obligations. In addition, two lawsuits have been filed in California, which name several defendants including certain of our prior subsidiaries. The lawsuits allege that we and our former subsidiaries are liable for personal injury and/or property damage resulting from environmental contamination at the facility. There are currently approximately 650 plaintiffs in the lawsuits seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. We are actively defending the lawsuits. At this time, we do not believe these lawsuits are material to our business or financial condition, although at this stage of the proceeding we are unable to reasonably estimate the range of possible loss.

We also have liability related to several investigations regarding on-site and off-site disposal of wastes generated at a facility in Mahwah, New Jersey, for which we have certain indemnity obligations. Through 2002, we have not indemnified a significant amount for remediation but have accrued approximately $18 million for certain remediation, long-term monitoring and administration expenses, which are expected to be incurred over the next several years. Such amounts are included in the $138.1 million accrued as of the end of fiscal year 2002 for potential indemnification obligations.

Although we have certain indemnification obligations for environmental liabilities at a number of other sites, including several superfund sites, it is not anticipated that the additional expense involved at any specific site would have a material effect on us. In the case of some of the other sites, the volumetric contribution for which we have an obligation has in most cases been estimated and other large, financially viable parties are responsible for substantial portions of the remainder. In our opinion, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, should not have a material effect on our financial condition, although amounts recorded in a given period could be material to our results of operations or cash flows for that period.

Consolidated Statements of Income

(in millions, except per share data)

Fiscal years	2002	2001	2000
Net sales	$ 3,239.8	$3,144.0	$2,510.4
Cost of goods sold	1,967.4	1,912.1	1,494.2
Gross profit	1,272.4	1,231.9	1,016.2
Selling, delivery and administrative expenses	968.4	908.6	730.5
Amortization expense	0.7	50.0	41.0
Special charges, net	2.6	13.8	21.7
Gain on pension curtailment	—	(8.9)	—
Operating income	300.7	268.4	223.0
Interest expense, net	(76.4)	(90.8)	(84.0)
Other (expense) income, net	(4.1)	(3.7)	2.1
Income from continuing operations before income taxes	220.2	173.9	141.1
Income taxes	84.5	83.8	69.6
Income from continuing operations	135.7	90.1	71.5
Income (loss) from discontinued operations after taxes	(6.0)	(71.2)	8.9
Net income	**$ 129.7**	**$ 18.9**	**$ 80.4**
Weighted average common shares:			
Basic	152.1	155.9	139.0
Incremental effect of stock options and awards	0.9	0.7	0.5
Diluted	153.0	156.6	139.5
Income (loss) per share – basic:			
Continuing operations	$ 0.89	$ 0.58	$ 0.51
Discontinued operations	(0.04)	(0.46)	0.07
Net income	$ 0.85	$ 0.12	$ 0.58
Income (loss) per share – diluted:			
Continuing operations	$ 0.89	$ 0.58	$ 0.51
Discontinued operations	(0.04)	(0.46)	0.07
Net income	$ 0.85	$ 0.12	$ 0.58
Cash dividends per share	$ 0.04	$ 0.04	$ 0.04

The following notes are an integral part of these statements.

Consolidated Balance Sheets

(in millions, except per share data)

As of fiscal year end	2002	2001
Assets:		
Current assets:		
Cash and equivalents	$ 113.8	$ 64.4
Receivables, net of allowance of $15.3 million - 2002 and $14.2 million - 2001	202.6	197.1
Inventories:		
Raw materials and supplies	79.7	78.3
Finished goods	90.5	95.1
Total inventories	170.2	173.4
Other current assets	63.3	45.9
Total current assets	549.9	480.8
Property (at cost):		
Land	48.5	47.7
Buildings and improvements	332.5	313.9
Machinery and equipment	1,596.8	1,459.4
Total property	1,977.8	1,821.0
Accumulated depreciation	(847.0)	(753.9)
Net property	1,130.8	1,067.1
Intangible assets	1,757.7	1,749.3
Other assets	124.2	122.1
Total assets	$ 3,562.6	$ 3,419.3
Liabilities and shareholders' equity:		
Current liabilities:		
Short-term debt, including current maturities of long-term debt	$ 303.1	$ 255.2
Payables	197.9	216.5
Accrued expenses:		
Salaries and wages	47.1	45.4
Interest	25.2	20.7
Other	124.7	105.5
Total current liabilities	698.0	643.3
Long-term debt	1,080.7	1,083.4
Deferred income taxes	82.2	45.4
Other liabilities	253.1	216.9
Shareholders' equity:		
Preferred stock ($0.01 par value, 12.5 million shares authorized; no shares issued)	—	—
Common stock ($0.01 par value, 350 million shares authorized; 167.6 million shares issued - 2002 and 2001)	1,538.7	1,546.7
Retained income	288.0	164.4
Unearned stock-based compensation	(8.6)	(1.1)
Accumulated other comprehensive loss:		
Cumulative translation adjustment	(9.2)	(25.1)
Net unrealized investment and cash flow hedging losses	(9.8)	(4.7)
Minimum pension liability adjustment	(27.9)	(4.1)
Accumulated other comprehensive loss	(46.9)	(33.9)
Treasury stock (20 million shares - 2002 and 14 million shares - 2001)	(322.6)	(245.8)
Total shareholders' equity	1,448.6	1,430.3
Total liabilities and shareholders' equity	$ 3,562.6	$ 3,419.3

The following notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Fiscal years	2002	2001	2000
Cash flows from operating activities:			
Income from continuing operations	$ 135.7	$ 90.1	$ 71.5
Adjustments to reconcile to net cash provided			
by operating activities of continuing operations:			
Depreciation and amortization	163.8	202.1	166.4
Deferred income taxes	62.9	40.7	15.0
Gain on pension curtailment	—	(8.9)	—
Gain on sale of franchises	—	—	(1.4)
Gain on sale of investment	(3.5)	—	—
Special charges, net	2.6	13.8	21.7
Cash outlays related to special charges	(5.8)	(19.0)	(12.8)
Other	6.7	(4.8)	0.6
Changes in assets and liabilities, exclusive of acquisitions			
and divestitures:			
Decrease (increase) in receivables	(7.9)	2.5	127.6
Decrease (increase) in inventories	3.9	(15.5)	(9.5)
Increase (decrease) in payables	1.8	9.1	(21.9)
Net change in other assets and liabilities	(28.9)	6.7	(31.1)
Net cash provided by operating activities of continuing operations	331.3	316.8	326.1
Cash flows from investing activities:			
Proceeds from sales of franchises, net of cash divested	—	—	2.5
Franchises and companies acquired, net of cash acquired	(10.8)	(7.7)	(69.2)
Capital investments	(219.2)	(218.6)	(165.4)
Proceeds from sales of property	7.8	3.6	5.7
Proceeds from sales of investments and joint ventures	26.5	2.1	0.3
Net cash used in investing activities	(195.7)	(220.6)	(226.1)
Cash flows from financing activities:			
Net (repayments) borrowings of short-term debt	(226.6)	(185.6)	137.0
Proceeds from issuance of long-term debt	249.1	352.7	—
Repayment of long-term debt	—	(204.4)	(263.0)
Issuance of common stock	5.4	10.7	27.1
Treasury stock purchases	(91.8)	(39.2)	(35.7)
Cash dividends	(6.1)	(6.2)	(5.5)
Net cash used in financing activities	(70.0)	(72.0)	(140.1)
Net cash used in discontinued operations	(15.5)	(11.3)	(22.7)
Effects of exchange rate changes on cash and equivalents	(0.7)	0.3	(0.5)
Change in cash and equivalents	49.4	13.2	(63.3)
Cash and equivalents at beginning of year	64.4	51.2	114.5
Cash and equivalents at end of year	$ 113.8	$ 64.4	$ 51.2

The following notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

(in millions)

	Common Stock Shares	Common Stock Amount	Retained Income	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
As of fiscal year end 1999	167.3	$ 1,634.4	$ 76.7	$ —	$ (22.3)	(28.2)	$ (546.6)	$ 1,142.2
Comprehensive income:								
Net income			80.4					80.4
Other comprehensive loss:								
Translation adjustments					(5.9)			(5.9)
Unrealized investment loss (net of tax benefit of $0.3 million)					(0.5)			(0.5)
Other comprehensive loss								(6.4)
Total comprehensive income								74.0
Treasury stock purchases						(3.0)	(35.7)	(35.7)
Common stock issued for acquisition		(80.4)				17.4	327.3	246.9
Common stock issued under stock subscription rights and value of rights		(5.9)				1.7	32.1	26.2
Stock compensation plans		(1.3)				0.4	2.7	1.4
Dividends declared			(5.5)					(5.5)
As of fiscal year end 2000	167.3	$ 1,546.8	$ 151.6	$ —	$ (28.7)	(11.7)	$ (220.2)	$ 1,449.5
Comprehensive income:								
Net income			18.9					18.9
Other comprehensive loss:								
Translation adjustments					5.2			5.2
Unrealized investment loss (net of tax benefit of $0.8 million)					(1.5)			(1.5)
Cash flow hedges, (net of tax benefit of $3.1 million):								
Cumulative effect of accounting change					1.0			1.0
Net derivative losses					(5.1)			(5.1)
Reclassification to net income					(0.7)			(0.7)
Minimum pension liability adjustment, (net)					(4.1)			(4.1)
Other comprehensive loss								(5.2)
Total comprehensive income								13.7
Treasury stock purchases						(3.0)	(39.2)	(39.2)
Common stock issued for acquisition	0.2	2.8						2.8
Stock compensation plans	0.1	(2.9)	0.1	(1.1)		0.7	13.6	9.7
Dividends declared			(6.2)					(6.2)
As of fiscal year end 2001	167.6	$ 1,546.7	$ 164.4	$ (1.1)	$ (33.9)	(14.0)	$ (245.8)	$ 1,430.3
Comprehensive income:								
Net income			129.7					129.7
Other comprehensive loss:								
Translation adjustments					15.9			15.9
Unrealized investment loss (net of tax benefit of $2.8 million)					(5.0)			(5.0)
Cash flow hedges, (net of tax expense of $0.2 million):								
Net derivative gains					4.8			4.8
Reclassification to net income					(4.9)			(4.9)
Minimum pension liability adjustment, (net)					(23.8)			(23.8)
Other comprehensive loss								(13.0)
Total comprehensive income								116.7
Treasury stock purchases						(7.5)	(102.4)	(102.4)
Stock compensation plans		(8.0)		(7.5)		1.5	25.6	10.1
Dividends declared			(6.1)					(6.1)
As of fiscal year end 2002	**167.6**	**$ 1,538.7**	**$ 288.0**	**$ (8.6)**	**$ (46.9)**	**(20.0)**	**$ (322.6)**	**$ 1,448.6**

The following notes are an integral part of these statements.

1. Significant Accounting Policies

Principles of consolidation. On November 30, 2000, Whitman Corporation merged with PepsiAmericas, Inc. ("the former PAS") and subsequently, in January 2001, changed its name to PepsiAmericas, Inc. (the "Company" or "PAS"). The consolidated financial statements, which include all wholly-owned subsidiaries, include the results of operations of the former Whitman Corporation for all periods and the former PAS from the date of its merger.

Nature of operations. The Company manufactures, packages, sells and distributes carbonated and non-carbonated Pepsi-Cola beverages and a variety of other beverages in the United States, Central Europe and Caribbean. The Company operates under exclusive franchise agreements with soft drink concentrate producers, including "master" bottling and fountain syrup agreements with PepsiCo, Inc. ("PepsiCo") for the manufacture, packaging, sale and distribution of PepsiCo branded products. There are similar agreements with Cadbury Schweppes and other brand owners. The franchise agreements exist in perpetuity and contain operating and marketing commitments and conditions for termination.

Use of accounting estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Fiscal year. The Company's fiscal year consists of 52 weeks or 53 weeks ending on the Saturday closest to December 31. The Company's 2002, 2001 and 2000 fiscal years, each containing 52 weeks, ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Cash and equivalents. Cash and equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

Sale of receivables. The Company's U.S. subsidiaries sell their receivables to Whitman Finance, a special purpose entity and wholly-owned subsidiary of the Company, which in turn sells an undivided interest in a revolving pool of receivables to a major U.S. financial institution. The sale of receivables is accounted for under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (see further discussion in Note 9).

Inventories. Inventories are valued at the lower of cost (principally determined on the average method) or net realizable value.

Derivative financial instruments. Due to fluctuations in the market prices for aluminum and fuel, the Company uses derivative financial instruments to hedge against volatility in future cash flows on anticipated aluminum can and fuel purchases, the prices of which are indexed to aluminum and fuel market prices. Realized gains and losses on these instruments are deferred until the related finished products are sold or the fuel is purchased, at which time they are recorded in cost of goods sold. The Company also uses derivative financial instruments to lock interest rates on debt issues and to convert fixed rate debt to floating rate debt. Changes in the fair values of interest rate swaps increase or decrease the carrying amount of the debt issues associated with the swaps. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, as of the beginning of fiscal year 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. Upon adoption, the Company recognized an asset for the fair value of aluminum hedges of $1.4 million and reclassified $0.4 million of previously deferred hedging losses to accumulated other comprehensive income, for a net increase of $1 million in accumulated other comprehensive loss, which was reclassified into cost of goods sold during 2001. Prior to adopting this standard, deferred gains and losses on aluminum hedges were classified within assets or liabilities, as appropriate, rather than in other comprehensive income, and no fair value adjustment was recorded on these hedges.

Property. Depreciation is computed on the straight-line method. When property is sold or retired, the cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in "Other (expense) income, net." Expenditures for maintenance and repairs are expensed as incurred. The approximate lives used for annual depreciation are 15 years to 40 years for buildings and improvements and 5 years to 13 years for machinery and equipment.

Intangible Assets. Intangible assets consist primarily of goodwill. Goodwill is the excess of the purchase price over the fair market value of net assets acquired. Goodwill is tested for impairment at least annually, using a two-step approach at the reporting unit levels: U.S., Central Europe, and Caribbean. First, the Company estimates the fair value of the reporting units primarily using discounted estimated future cash flows. If the carrying value exceeds the fair value of the reporting unit, the second step of the goodwill impairment test is performed to measure the amount of the potential impairment loss. Goodwill impairment is measured by comparing the "implied fair value" of goodwill with its carrying amount. The Company will estimate the fair value of all assets in determining the "implied fair value" of goodwill. The Company completed the transitional goodwill impairment test as of the beginning of fiscal year 2002, and determined that goodwill was not impaired. Our annual impairment evaluation for goodwill was performed in the fourth quarter, and also indicated that goodwill was not impaired.

Carrying values of long-lived assets. The Company evaluates the carrying values of its long-lived assets by reviewing undiscounted cash flows. Such evaluations are performed whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. If the sum of the projected undiscounted cash flows over the estimated remaining lives of the related assets does not exceed the carrying value, the carrying value would be adjusted for the difference between the fair value, based on projected discounted cash flows, and the related carrying value.

Environmental liabilities. The Company is subject to certain indemnification obligations under agreements related to previously sold subsidiaries, including potential environmental liabilities (see Note 17). The Company has recorded the best estimate of the probable liability under those indemnification obligations with the assistance of outside consultants and other professionals.

Revenue recognition. Revenue is recognized when title to a product is transferred to the customer. Payments made to third parties as commissions related to vending activity are recorded as a reduction of revenues.

Bottler incentives. PepsiCo and other brand owners, at their sole discretion, provide the Company with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, equipment-related programs and shared media and advertising support. Based on the objectives of the programs and initiatives, U.S. marketing support is recorded as an increase to net sales or a reduction in selling, delivery and administrative ("SD&A") expenses. Direct marketplace support is primarily the funding of sales discounts and similar programs by PepsiCo and other brand owners and is recorded as an increase to net sales. Equipment-related funding is designed to support the sales and marketing expenses related to the placement of such equipment, and is recorded as a reduction of SD&A expenses. Shared media and advertising support is recorded as a reduction of advertising and marketing expense within SD&A expenses. Support in the Company's Central Europe operations is primarily recorded as a reduction in cost of goods sold, such support is reflected in reduced concentrate prices. There are no conditions or other requirements, which could result in repayment of marketing support received.

The Consolidated Statements of Income include the following bottler incentives recorded as income or as a reduction of expense:

(in millions)	**2002**	2001	2000
Net sales	**$ 89.6**	$ 75.4	$ 52.1
Cost of goods sold	**19.2**	16.7	20.9
Selling, delivery and administrative expenses	**50.2**	49.8	33.7

Over 90 percent of bottler incentives are received from PepsiCo or its affiliates.

Advertising and marketing costs. The Company is involved in a variety of programs to promote its products. Advertising and marketing costs are expensed in the year incurred. Certain advertising and marketing costs incurred by the Company are partially reimbursed by PepsiCo and other brand owners in the form of marketing support. Advertising and marketing expenses were $67.8 million, $53.5 million and $45.4 million in 2002, 2001 and 2000, respectively. These amounts are net of bottler incentives of $38.2 million, $36.1 million and $30.5 million in 2002, 2001 and 2000, respectively.

Shipping and handling costs. The Company records shipping and handling costs in SD&A expenses. Such costs totaled $242.7 million, $234.8 million, and $202.5 million in 2002, 2001, and 2000, respectively.

Stock-based compensation. The Company uses the intrinsic value method of accounting for its stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost for options is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. The table is presented pursuant to amended disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

(in millions, except per share data)	2002	2001	2000
Net income, as reported	$ 129.7	$ 18.9	$ 80.4
Deduct: total stock-based employee compensation expense determined under fair value based method for all options, net of tax	(5.1)	(7.7)	(7.1)
Pro forma net income	$ 124.6	$ 11.2	$ 73.3
Net income per share:			
Basic: As reported	$ 0.85	$ 0.12	$ 0.58
Pro forma	$ 0.82	$ 0.07	$ 0.53
Diluted: As reported	$ 0.85	$ 0.12	$ 0.58
Pro forma	$ 0.81	$ 0.07	$ 0.53

The Black-Scholes model and the assumptions presented in the following table were used to estimate the fair values of the options granted. The weighted-average estimated fair values at the dates of grant of options in 2002, 2001 and 2000 were $3.90, $5.61 and $4.60, respectively.

	2002	2001	2000
Risk-free interest rate	4.4%	4.9%	6.6%
Expected dividend yield	0.3%	0.4%	0.4%
Expected volatility	26.0%	32.2%	28.9%
Estimated lives of options *(in years)*	5.0	5.0	5.0

Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (loss) per share. Basic earnings per share are based upon the weighted-average number of common shares outstanding. Diluted earnings per share assume the exercise of all options which are dilutive, whether exercisable or not. The dilutive effects of stock options, warrants, and non-vested restricted stock awards are measured under the treasury stock method.

Options and warrants to purchase 8,966,823 shares, 7,116,354 shares and 8,708,974 shares at an average price of $17.89, $18.89 and $18.23 per share that were outstanding at the end of fiscal year 2002, 2001 and 2000, respectively, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Reclassifications. Certain amounts in the prior period Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Recently issued accounting pronouncements. In the fourth quarter of 2002, the Company adopted Emerging Issues Task Force ("EITF") Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 addresses the classification on the income statement of certain consideration paid to a reseller or another party that purchases products. As a result, net sales were reduced by $30 million in 2002, $26.7 million in 2001, and $17.2 million in 2000, with SD&A expenses reduced by the same amounts. Prior period amounts were reclassified to conform to the current year presentation, including prior quarters in 2002 and 2001, included in Note 21.

In November 2002, the EITF reached a consensus on several points in Issue 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" that are effective in the first quarter of 2003. EITF 02-16 requires that certain consideration received from a vendor by a customer be recorded as a reduction of cost of goods sold, unless the payment is directly attributable (offsetting) to expenses incurred elsewhere in the income statement. The Company anticipates that EITF 02-16 will have an impact on the income statement classification of certain bottler incentives; however, the Company has not yet quantified the impact of such reclassification as the 2003 marketing support programs have not yet been finalized.

The Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Recision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2002. Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates SFAS No. 4 and thus, the criteria in APB Opinion No. 30 should be applied to determine the classification of gains and losses related to the extinguishment of debt. The Statement is effective beginning in fiscal year 2003. At that time, any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item will be reclassified, (see Note 20 to the Consolidated Financial Statements).

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred, as opposed to the date management committed to an exit plan. The special charges in the fourth quarter of 2002, related to the marketing and distribution strategy changes in Central Europe, were recorded in compliance with EITF 94-3, as the provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

2. Intangible Assets and Goodwill

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortization method to an impairment-only approach. This change applies to goodwill and other intangible assets with indefinite lives. The Company adopted SFAS No. 142 at the beginning of 2002 and has ceased amortization of substantially all intangible assets. The annual impairment evaluation for goodwill was performed in the fourth quarter of 2002 and resulted in no impairment.

The following table reflects the estimated effect on operating income, net income and earnings per share had SFAS No. 142 been in effect at the beginning of fiscal year 2000:

(in millions)	2001		2000	
	Operating Income	Net Income	Operating Income	Net Income
Reported results	$ 268.4	$ 18.9	$ 223.0	$ 80.4
Exclude goodwill amortization expense	49.8	48.3	40.6	39.5
Adjusted comparisons	$ 318.2	$ 67.2	$ 263.6	$ 119.9
Basic earnings per share		$ 0.43		$ 0.86
Weighted average shares outstanding-basic		155.9		139.0
Diluted earnings per share		$ 0.43		$ 0.86
Weighted average shares outstanding-diluted		156.6		139.5

The changes in the carrying value of goodwill by reporting unit for the 2002 fiscal year were as follows:

(in millions)	U.S.	Central Europe	Caribbean	Total
Balance at end of year 2001	$ 1,701.7	$ 25.0	$ 16.8	$ 1,743.5
Goodwill acquired during the year	5.2	—	—	5.2
Purchase accounting adjustments	(0.3)	(0.5)	0.4	(0.4)
Cumulative translation adjustment	—	3.7	(0.1)	3.6
Balance at end of year 2002	$ 1,706.6	$ 28.2	$ 17.1	$ 1,751.9

	As of fiscal year end 2002	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Non-compete agreements	$ 1.0	(0.4)
Franchise and distribution agreements	3.7	(0.6)
Total	$ 4.7	$ (1.0)
Unamortized intangible asset		
Pension intangible asset	$ 2.1	
Total	$ 6.8	
Aggregate amortization expense:		
For year ended 2002	$ 0.7	
Estimated amortization expense:		
For year ended 2003	$ 0.4	
For year ended 2004	$ 0.3	
For year ended 2005	$ 0.3	
For year ended 2006	$ 0.2	
For year ended 2007	$ 0.2	

3. Investments

In the second quarter of 2002, the Company recorded a $3.5 million gain related to the sale of its interest in a parcel of land in downtown Chicago. The gain is reflected in "Other (expense) income, net." The Company received $26.5 million in cash and a $12 million promissory note collateralized by a subordinated mortgage related to the sale. An additional $1.4 million, otherwise payable to the Company, was held back in escrow, a portion of which is expected to be recovered when certain conditions are met related to existing environmental matters. The promissory note and escrow balance were recorded at their estimated realizable value, net of allowances of approximately $6.2 million. In addition, the Company recorded $2.5 million of liabilities, net, for certain indemnifications made pursuant to the sale agreement. All other investments in real estate are carried at cost, which management believes is lower than net realizable value. Investments in real estate are included in other assets on the Consolidated Balance Sheets.

4. Acquisitions and Divestitures

PAS Merger as of November 2000. On November 30, 2000, the former PAS merged into a wholly-owned subsidiary of the Company. The former PAS was the third largest publicly-held U.S.-based Pepsi anchor bottler, with distribution rights in portions of Arkansas, Iowa, Louisiana, Minnesota, Mississippi, North Dakota, South Dakota, Tennessee and Texas. The former PAS also operated in Puerto Rico, the Bahamas and Jamaica and had certain rights and preferences for expansion of its business with PepsiCo, including further expansion in the Caribbean.

In connection with this merger, the Company issued 17.4 million shares of common stock and paid $30.6 million to former PAS shareholders electing to receive cash for their shares of the former PAS. The value assigned to the shares issued in the merger was based on the average closing price for the period including the day immediately preceding and following the date the maximum number of shares to be issued was known, which occurred on November 22, 2000, as this was the first date on which the number of shares and the amount of other consideration became fixed. Based upon the average price for this period, the value assigned to each share issued was $14.167. The Company also assumed $316.9 million in debt and recorded an increase in intangible assets of $348.1 million. In addition, the Company issued 1.7 million shares of common stock at $14.6125 per share under the terms of the share subscription rights issued to former PAS shareholders electing the earn-out provision. Including costs associated with the merger and debt assumed in the merger, the total purchase price was $603.4 million. Details of the merger with the former PAS, as adjusted during 2001 for the final valuation of property, and U.S. net operating loss carryforwards and certain other adjustments, are as follows:

(in millions)	
Merger Costs	
Common stock issued to former PAS shareholders	$ 246.9
Cash paid to former PAS shareholders	30.6
Value of share subscription rights issued to former PAS shareholders	1.2
Transaction costs incurred by the former Whitman Corporation	9.0
Initial merger costs, excluding contingent payment	287.7
Allocation of merger costs:	
Fair value of net liabilities of the former PAS	(88.4)
Transaction costs incurred by the former PAS	(7.0)
	(95.4)
Excess of merger costs over fair value of net liabilities	$ 383.1

Shareholders of the former PepsiAmericas could have elected to receive a lesser amount of shares at closing plus the right to receive in the future additional shares of the Company. This right was based on the former PAS business units achieving certain performance levels in the years 2000 through 2002. The total aggregate value of shares to be received in the future could have been up to 0.1095 shares of Company common stock for each former PAS share held at the time of closing, or a total of 6.9 million additional shares based on the elections made. The Company made no contingent payments in 2002, nor will any payments be made in 2003, as the specified performance levels in years 2000 through 2002 were not achieved.

The unaudited pro forma consolidated results presented below for 2000 assume that the merger with the former PAS occurred as of the beginning of fiscal year 2000:

(unaudited and in millions, except per share data)	
Net sales	$ 3,084.0
Income from continuing operations	75.6
Income per share - basic and diluted	0.48

The above pro forma results are for informational purposes only and may not be indicative of actual results that would have occurred had the merger with the former PAS taken place as of the beginning of fiscal year 2000.

In connection with the merger, cash paid, net of cash acquired, totaled $21 million and the Company also funded $32.5 million for the purchase of the preferred stock of Delta Beverage Group, a subsidiary of the former PAS. In addition, the Company recorded $1.4 million of liabilities associated with the termination of approximately 100 employees of the former PAS as a result of the merger.

PepsiCo beneficially owns approximately 57.3 million shares of the Company's common stock. In the merger with the former PAS, Dakota Holdings, LLC, a limited liability company whose members at the time of the merger included PepsiCo and Pohlad Companies, acquired approximately 14.6 million shares of the Company's common stock, including approximately 0.4 million shares purchasable pursuant to the exercise of a warrant. In November 2002, the members of Dakota Holdings, LLC entered into a redemption agreement pursuant to which the PepsiCo membership interests were redeemed in exchange for certain assets of Dakota Holdings, LLC. As a result, Dakota Holdings, LLC became the beneficial owner of approximately 12 million shares of the Company's common stock, including approximately 0.3 million shares purchasable pursuant to the exercise of a warrant.

Other Acquisitions and Divestitures. During 2002, the Company acquired various vending companies in the U.S. market. In the fourth quarter of 2001, the Company acquired the bottling operations in Barbados from Bottlers (Barbados) Limited, which had closed operations in 2000. In the third quarter of 2001, the Company acquired a Dr Pepper franchise in Illinois. During the first quarter of 2001, the Company reached an agreement with Crescent Distributing, LLC ("Crescent"), a wholly-owned subsidiary of Poydras Street Investors LLC ("Poydras"). Under the agreement, the joint venture between the Company and Poydras was terminated with Crescent retaining sole ownership of the rights to the beer operations and related assets and the Company assuming sole ownership of the rights to the soft drink operations and related assets. The results derived from the beer operations were not material to the Company's overall business. On December 29, 2000, the Company acquired the Pepsi bottling operations in Trinidad and Tobago. In the first quarter of 2000, the Company sold its operations in the Baltics. This sale resulted in a gain of $2.6 million ($1.4 million after taxes), which is reflected in "Other (expense) income, net" on the Consolidated Statements of Income. These acquisitions and divestitures were not material to the Company's overall results of operations. Acquisitions completed after June 30, 2001 were recorded in accordance with the requirements of SFAS Nos. 141 and 142. No goodwill amortization expense was recorded for the acquisitions completed in the third and fourth quarters of fiscal year 2001.

5. Discontinued Operations

In conjunction with the purchase of new insurance policies in the second quarter of 2002, concerning the environmental liabilities related to previously sold subsidiaries of former Whitman Corporation, Pneumo Abex and its subsidiaries ("Pneumo Abex"), the Company recorded a charge to discontinued operations of $9.8 million ($6 million after taxes). Loss from discontinued operations in 2001 resulted from a charge of $111 million ($71.2 million after taxes) related to the Pneumo Abex environmental liabilities. Income from discontinued operations in 2000 of $8.9 million, net of $5.8 million in income tax expense, includes the reversal of prior accruals resulting from certain insurance settlements for Pneumo Abex environmental matters net of certain increased environmental and related accruals (see Note 17 for further discussion of the Company's indemnification obligations for such environmental liabilities).

6. Special Charges

In the fourth quarter of 2002, management committed to a plan to modify the distribution method in Poland, the Czech Republic and Republic of Slovakia, which was similar to the plan adopted in 2001 for Hungary. The change included modifying the Company's distribution method from a conventional direct store delivery to an alternative model using third party distributors in certain areas. As a result, the Company recorded a special charge totaling $5.7 million in the fourth quarter of 2002 relating to these changes in the Company's marketing and distribution strategy in Poland, the Czech Republic, and Republic of Slovakia. The special charges included $3.3 million related to severance and other benefits, $1.4 million related to asset write-downs and $1 million related primarily to lease termination costs. In 2002, we also recorded $0.2 million of severance costs related to the fiscal year 2000 charge in "Special Charges, net."

The following table summarizes the activity associated with special charges during the periods presented:

(in millions)	2002 Charges	2001 Charges	2000 Charges	Total
Special charges:				
Employee related costs			$ 17.6	$ 17.6
Asset write-downs			4.1	4.1
Total			21.7	21.7
Application of special charges:				
Asset write-downs			(4.1)	(4.1)
Expenditures for employee related costs			(0.2)	(0.2)
Accrued liabilities as of fiscal year end 2000			17.4	17.4
Special charges:				
Employee related costs		$ 8.1		$ 8.1
Asset write-downs		2.9		2.9
Lease terminations and other costs		2.8		2.8
Total		13.8		13.8
Application of special charges:				
Asset write-downs		(2.9)		(2.9)
Acceleration of stock awards vesting		(1.2)		(1.2)
Expenditures for employee related costs		(2.1)	(15.7)	(17.8)
Expenditures for lease terminations and other costs		(1.2)		(1.2)
Accrued liabilities as of fiscal year end 2001		6.4	1.7	8.1
Special charges:				
Employee related costs	$ 3.3		0.2	3.5
Asset write-downs	1.4			1.4
Lease terminations and other costs	1.0			1.0
Total	5.7		0.2	5.9
Application of special charges:				
Asset write-downs	(1.4)			(1.4)
Expenditures for employee related costs		(2.9)	(1.9)	(4.8)
Reversal of employee related special charges		(1.7)		(1.7)
Expenditures for lease terminations and other costs		(1.0)		(1.0)
Reversal of other special charges		(0.5)		(0.5)
Accrued liabilities as of fiscal year end 2002	$ 4.3	$ 0.3	$ —	$ 4.6

In 2002, the Company identified approximately $3.3 million of excess severance and related exit costs, including $2.2 million relating to the Hungary special charges recorded in fiscal year 2001, and $1.1 million relating to previous special charges (not included in the table above). During execution of the distribution and marketing strategy changes in Hungary, there were instances where no viable third party distributors were found in certain areas of Hungary, and thus, an alternative strategy was not available in those areas. The reversals of $3.3 million were credited to income and are reflected in "Special charges, net" on the Consolidated Income Statement.

In the fourth quarter of 2001, the Company recorded special charges totaling $9.2 million primarily for severance costs and other costs related to changing the Company's marketing and distribution strategy in Hungary, as well as for the write-down of marketing equipment in the U.S. The write-down of marketing equipment was recorded in conjunction with the start-up of the Ft. Wayne, Indiana refurbishment operations. The establishment of a new centralized marketing equipment refurbishment facility changed the Company's criteria for refurbishment versus disposal of our marketing equipment and, thus, resulted in an impairment.

In the first quarter of 2001, the Company recorded a special charge of $4.6 million related to further organization changes resulting from the merger with the former PAS. This charge was principally composed of severance and related benefits.

In the fourth quarter of 2000, the Company recorded a special charge of $21.7 million. The charge, related to the merger with the former PAS, included severance, related benefits and other payments to executives and employees of the Company totaling $17.1 million. Further, in connection with the closure of its production facility in Ft. Wayne, Indiana, the Company recorded a charge of $4.6 million, which included a write-down of building and equipment and $0.5 million for severance payments and other benefits.

Employee related costs of $3.3 million recorded in the fourth quarter of 2002 related to the changes to the Company's marketing and distribution strategy in Poland, the Czech Republic and Republic of Slovakia. These changes affected 555 employees in total, of which 546 remain at the end of fiscal year 2002. Employee related costs of $8.1 million recorded in the fourth quarter of 2001 include $3.5 million of severance and other payments to employees affected by changes to the Company's marketing and distribution strategy in Hungary. These changes affected 470 employees in total, of which 15 remain at the end of fiscal year 2002. The balance of the employee related costs of $4.6 million recorded in 2001 and $17.6 million recorded in 2000 include severance payments to employees affected by management changes related to the merger with the former PAS, including executives and other employees, as well as employees of the Ft. Wayne, Indiana production facility. These changes affected approximately 55 employees in total, of which none remain at the end of fiscal year 2002.

The accrued liabilities remaining as of fiscal year end 2002 are comprised primarily of deferred severance payments, certain employee benefits and expected lease termination payments. The Company expects to pay substantially all of the $4.6 million accrued, using cash from operations, during the next 12 months; accordingly, such amounts are classified as other current liabilities.

7. Interest Expense, Net

Interest expense, net, consisted of the following:

(in millions)	**2002**	2001	2000
Interest expense	**$ (77.1)**	$ (92.6)	$ (85.8)
Interest income	**0.7**	1.8	1.8
Interest expense, net	**$ (76.4)**	$ (90.8)	$ (84.0)

8. Income Taxes

Income taxes (benefits) related to continuing operations consisted of the following:

(in millions)	**2002**	2001	2000
Current:			
Federal	**$ 16.9**	$ 33.9	$ 43.2
Non-U.S.	**0.1**	0.2	0.9
State and local	**5.4**	5.7	5.9
Total current	**22.4**	39.8	50.0
Deferred:			
Federal	**57.1**	40.4	18.5
Non-U.S.	**—**	—	(2.0)
State and local	**5.0**	3.6	3.1
Total deferred	**62.1**	44.0	19.6
Total income taxes	**$ 84.5**	$ 83.8	$ 69.6

The U.S. and non-U.S. income (loss) from continuing operations before income taxes is set forth in the table below:

(in millions)	**2002**	2001	2000
U.S.	**$ 240.0**	$ 218.0	173.9
Non-U.S.	**(19.8)**	(44.1)	(32.8)
Income from continuing operations before income taxes	**$ 220.2**	$ 173.9	$ 141.1

	2002		2001		2000	
(in millions)	Amount	%	Amount	%	Amount	%
Income taxes computed at the U.S. federal statutory rate on income from continuing operations	$ 77.1	35.0	$ 60.9	35.0	$ 49.4	35.0
State income taxes, net of federal income tax benefit	6.8	3.1	6.1	3.5	5.9	4.2
Non-deductible portion of amortization–intangible assets	—	—	16.1	9.3	13.2	9.3
Other items, net	0.6	0.3	0.7	0.4	1.1	0.8
Income tax on continuing operations	$ 84.5	38.4	$ 83.8	48.2	$ 69.6	49.3

The table above reconciles the income tax provision for continuing operations at the U.S. federal statutory rate to the Company's actual income tax provision on continuing operations.

Deferred income taxes are attributable to temporary differences, which exist between the financial statement bases and tax bases of certain assets and liabilities. As of fiscal year end 2002 and fiscal year end 2001, deferred income taxes (including discontinued operations) are attributable to:

(in millions)	2002	2001
Deferred tax assets:		
Non-U.S. net operating loss and tax credit carryforwards	$ 78.0	$ 87.8
U.S. net operating loss and tax credit carryforwards	32.7	37.5
Provision for special charges and previously sold businesses	40.6	50.6
Lease transactions	1.6	5.2
Unrealized losses on investments and cash flow hedges	14.2	4.1
Pension and postretirement benefits	22.7	12.3
Deferred compensation	2.9	2.7
Other	14.6	20.5
Gross deferred taxes	207.3	220.7
Valuation allowance on net operating loss and tax credit carryforwards	(100.9)	(110.1)
Net deferred tax assets	106.4	110.6
Deferred tax liabilities:		
Property	(142.4)	(106.7)
Intangible assets	(16.7)	(15.3)
Deferred state taxes	(12.9)	(9.5)
Other	(13.8)	(10.0)
Total deferred tax liabilities	(185.8)	(141.5)
Net deferred tax liability	$(79.4)	$ (30.9)
Net deferred tax asset (liability) included in:		
Other current assets	$ 2.8	$ 14.5
Deferred income taxes	(82.2)	(45.4)
Net deferred tax liability	$(79.4)	$ (30.9)

There currently is no undistributed non-U.S. income because the Company's non-U.S. operations have accumulated pretax losses. In connection with the merger with the former PAS, the Company became the successor to U.S. Federal net operating loss ("NOLs") and tax credit carryforwards, as well as non-U.S. NOLs. The Company also has NOLs related to its Central Europe operations. As of fiscal year end 2002, the U.S. NOLs were $93.6 million and expire in 2003 through 2020, while the non-U.S. NOLs amounted to $260.7 million. Utilization of U.S. and non-U.S. NOLs is limited by both the U.S. Internal Revenue Code and by various international tax laws. The Company has provided a valuation allowance against substantially all of the non-U.S. NOLs. These valuation allowances reflect the uncertainty of the Company's ability to fully utilize these benefits given the limited carryforward periods permitted by the various taxing jurisdictions. Any future adjustments to the NOLs succeeded to the Company in connection with the merger with the former PAS will be recorded as an adjustment to intangible assets. The $9.2 million decrease in the valuation allowance in fiscal year 2002 is primarily due to the expiration of the carryforward period for certain NOLs.

9. Sales of Receivables

In the fourth quarter of 2000, Whitman Finance, a special purpose entity and wholly-owned subsidiary of the Company, entered into an agreement (the "Securitization") with a major U.S. financial institution to sell an undivided interest in its receivables. The agreement involves the sale of receivables by certain of the Company's U.S. subsidiaries to Whitman Finance, which in turn sells an undivided interest in a revolving pool of receivables to the financial institution. In 2002, the U.S. subsidiaries of the former PAS became eligible to participate in the securitization program. As a result, Whitman Finance entered into a new agreement with a major U.S. financial institution that increased the potential available facility from $150 million to $200 million. Costs related to this arrangement, including losses on the sale of receivables, are included in interest expense.

The utilized facility as of fiscal year end 2002 and fiscal year end 2001 was $142.3 million and $150 million, respectively, which were reflected as a reduction in the Company's receivables in the Consolidated Balance Sheets. Receivables for which an undivided ownership interest was sold under the program totaled $235.4 million and $210.8 million at fiscal year end 2002 and fiscal year end 2001, respectively. The receivables were sold to the financial institution at a discount, which resulted in losses of $3 million and $6.3 million in 2002 and 2001, respectively. The retained undivided interest of $88 million and $56.5 million is included in receivables, at fair value, as of fiscal year end 2002 and fiscal year end 2001, respectively. The fair value incorporates expected credit losses, which are based on specific identification of uncollectible accounts and application of historical collection percentages by aging category. Since substantially all receivables sold to Whitman Finance carry 30-day terms of payment, the retained interest is not discounted. The weighted-average key credit loss assumption used in measuring the retained interests at the date of the Securitization and as of fiscal year end 2002 and fiscal year end 2001, including the sensitivity of the current fair value of retained interests as of fiscal year end 2002 to immediate 10 percent and 20 percent adverse changes in the credit loss assumption, are as follows:

(in millions)	As of Fiscal Year End 2002		
	Actual	10% Adverse Change	20% Adverse Change
Expected credit losses	2.5%	2.8%	3.0%
Fair value of retained interests	$ 88.0	$ 87.2	$ 86.7

	Date of Initial Securitization	As of Fiscal Year End 2001
Expected credit losses	3.3%	2.6%
Fair value of retained interests	$ 66.7	$ 56.5

The above sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 percent or 20 percent variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear. Whitman Finance's total delinquencies (receivables over 60 days past due) as of fiscal year end 2002 and 2001 were $3.2 million and $7.8 million, respectively. Whitman Finance's credit losses were $5.4 million and $3.7 million in 2002 and 2001, respectively. Due to the timing of the securitization, Whitman Finance's credit losses were not significant in 2000.

10. Debt

Long-term debt as of fiscal year end 2002 and fiscal year end 2001 consisted of the following:

(in millions)	2002	2001
5.79% notes due 2013 (remarketable in 2003)	$ 150.0	$ 150.0
5.95% notes due 2006	200.0	200.0
6.0% notes due 2004	150.0	150.0
6.375% notes due 2009	150.0	150.0
7.5% notes due 2003	125.0	125.0
7.29% and 7.44% notes due 2026 ($100 million and $25 million due 2004 and 2008, respectively, at option of note holder	125.0	125.0
6.5% notes due 2006	100.0	100.0
3.875% notes due 2007	250.0	—
6.9% notes due 2005	60.0	60.0
Various other debt	22.1	21.6
Fair value adjustment from interest rate swaps	20.0	(1.1)
Unamortized premium	3.6	2.9
Total debt	1,355.7	1,083.4
Less: amount classified as short-term debt	275.0	—
Total long-term debt	$1,080.7	$1,083.4

The Company maintains revolving credit agreements with maximum borrowings of $500 million, which act as a back-up for the Company's commercial paper program; giving the Company a total of $500 million available under the commercial paper program and revolving credit facilities combined. In addition, the Company from time to time borrows funds under unsecured money market loans. The interest rates on the revolving credit facility, which expires in 2004, are based primarily on the London Interbank Offered Rate ("LIBOR"). There were no borrowings under the revolving credit facility as of fiscal year end 2002 or fiscal year end 2001. The weighted-average borrowings under the commercial paper program and money market loans during 2002 and 2001 were $191.1 million and $272.3 million, respectively. There were no outstanding money market loans for the period from December 29, 2001 through December 28, 2002. The Company is in compliance with all covenants under its debt agreements.

In September 2002, the Company issued $250 million of notes with a coupon rate of 3.875 percent due 2007. In January 2001, the Company redeemed the 9.75 percent notes due 2003 with a face value of $120 million at a rate, including premium, of 104.875. During February and March 2001, the Company issued $200 million and $150 million of notes with coupon rates of 5.95 percent due 2006 and 5.79 percent due 2013, respectively. The investors of the $150 million of notes issued in 2001 have the option to put the notes to the Company at par, or to remarket or extend the maturity of the notes until March 2013 with a newly stated interest rate. If the investors elect to remarket the notes, the Company may elect to redeem the notes at fair value, pursuant to the agreement.

The amounts of long-term debt, excluding obligations under capital leases, scheduled to mature in the next five years are as follows:

Fiscal Year	Amount
(in millions)	
2003	$ 275.0
2004	250.0
2005	61.0
2006	300.0
2007	261.6

11. Leases

As of fiscal year end 2002, annual minimum rental payments required under capital leases and operating leases that have initial noncancelable terms in excess of one year were as follows:

(in millions)	Capital Leases	Operating Leases
2003	0.4	16.0
2004	0.1	12.6
2005	—	7.9
2006	—	5.2
2007	—	3.6
Thereafter	—	14.8
Total minimum lease payments	0.5	$ 60.1
Less: imputed interest	—	
Present value of minimum lease payments	$ 0.5	

Total rent expense applicable to operating leases amounted to $28.2 million, $21.5 million and $17.8 million in 2002, 2001 and 2000, respectively. A majority of the Company's leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses.

12. Financial Instruments

The Company uses derivative financial instruments to reduce the Company's exposure to adverse fluctuations in commodity prices. These financial instruments are "over-the-counter" instruments and were designated at their inception as hedges of underlying exposures. The Company does not use derivative financial instruments for trading purposes.

Cash flow hedges. The Company enters into derivative financial instruments to hedge future fluctuations in aluminum prices. Each instrument hedges price fluctuations on a portion of the Company's aluminum can requirements. Because of the high correlation between aluminum commodity prices and the Company's contractual cost of aluminum cans, the Company considers these hedges to be highly effective. During 2001, the Company began entering into derivative financial instruments to hedge against volatility in future cash flows on anticipated diesel fuel purchases, the prices of which are indexed to diesel fuel market prices. As of fiscal year end 2002, the Company has hedged a portion of its future U.S. aluminum requirements into fiscal year 2004. As of fiscal year end 2002, the Company had deferred $5.2 million ($3.3 million net of tax) of aluminum hedging losses in "Accumulated other comprehensive loss," a majority of which will be reclassified into cost of goods sold during fiscal year 2003. As of fiscal year end 2001, the Company had deferred $7.9 million ($4.8 million net of taxes) of aluminum and fuel hedging losses in "Accumulated other comprehensive loss."

In anticipation of the long-term debt issuance in the third quarter of 2002, the Company entered into a series of treasury rate locks with an aggregate notional amount of $250 million. These treasury rate locks are accounted for as cash flow hedges, as the treasury rate locks are hedging against the variability of interest payments on the forecasted issuance of fixed-rate debt attributable to changes in the interest rates. The treasury rate locks were settled for $2.5 million, concurrent with the debt issuance in the third quarter of 2002. As of fiscal year end 2002, the Company had deferred approximately $1.6 million (net of $0.9 million in deferred taxes) of losses in "Accumulated other comprehensive loss" in the Consolidated Balance Sheet, as the treasury rate locks were considered highly effective in eliminating the interest rate risk on the forecasted debt issuance. Amounts accumulated in other comprehensive loss are reclassified into earnings commensurate with the recognition of the interest expense on the newly issued debt.

Fair value hedges. During 2001, the Company entered into swap contracts with an aggregate notional amount of $200 million to convert a portion of its fixed rate debt to floating rate debt, with the objective of reducing overall borrowing costs. These swaps are accounted for as fair value hedges, since they hedge against the fair value of fixed rate debt resulting from fluctuations in interest rates. The fair value of the interest rate swaps as of fiscal year end 2002 was $20 million (net of $1.7 million interest receivable), which is reflected in "Other long-term assets" on the Consolidated Balance Sheets, with a corresponding increase in "Long-term debt" representing the change in fair value of the fixed rate debt. As of fiscal year end 2001, the fair value of the interest rate swaps was $(1.1) million (net of $1.5 million interest receivable). The fair value adjustments had no earnings impact since the swaps are considered highly effective in eliminating the interest rate risk of the fixed rate debt they are hedging.

Other financial instruments. The carrying values of other financial assets and liabilities, including cash and equivalents, accounts receivable (see Note 9), accounts payable and other accrued expenses, approximate fair values due to their short maturity.

The fair market value of the Company's floating rate debt as of fiscal year end 2002 and fiscal year end 2001 approximated its carrying value. The Company's fixed rate debt had a carrying value of $1,135.7 million, as adjusted for the conversion of certain fixed rate notes to floating rate through the use of swap contracts (discussed above), and an estimated fair market value of $1,184.1 million as of fiscal year end 2002. As of fiscal year end 2001, the Company's fixed rate debt had a carrying value of $884.5 million, as adjusted for the interest rate swaps, and an estimated fair market value of $912.6 million. The fair market value of the fixed rate debt was based upon quotes from financial institutions for instruments with similar characteristics or upon discounting future cash flows.

13. Pension and Other Postretirement Plans

Company-sponsored defined benefit pension plans. Salaried employees were provided pension benefits based on years of service which generally were limited to a maximum of 20 percent of the employee's average annual compensation during the five years preceding retirement. Plans covering non-union hourly employees generally provided benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds and government securities.
In connection with the integration of the former Whitman Corporation and the former PAS U.S. benefit plans during the first quarter of 2001, the Company amended its pension plans to freeze pension benefit accruals for substantially all salaried and non-union employees effective December 31, 2001. Employees age 50 or older with 10 or more years of vesting service were grandfathered such that they will continue to accrue benefits after December 31, 2001 based on their final average pay as of December 31, 2001. As a result of this plan amendment, the Company recognized a one-time curtailment gain of $8.9 million. The existing U.S. salaried and non-union pension plans were replaced by an additional Company contribution to the 401(K) plan beginning January 1, 2002.

Net periodic pension cost for 2002, 2001 and 2000 included the following components:

(in millions)	**2002**	2001	2000
Service cost	**$ 2.3**	$ 5.2	$ 5.4
Interest cost	**8.6**	8.0	7.7
Expected return on plan assets	**(11.1)**	(11.3)	(9.4)
Amortization of actuarial loss (gain)	**0.1**	(0.7)	(0.9)
Amortization of transition asset	—	(0.2)	(0.2)
(Curtailment) settlement	—	(8.9)	0.1
Amortization of prior service cost	**(0.6)**	(0.2)	1.0
Net periodic pension (benefit) cost	**$ (0.7)**	$(8.1)	$ 3.7

The following tables outline the changes in benefit obligations and fair values of plan assets for the Company's pension plans and reconciles the pension plans' funded status to the amounts recognized in the Company's Consolidated Balance Sheets as of fiscal year end 2002 and 2001:

(in millions)	**2002**	2001
Benefit obligation at beginning of year	**$116.2**	$115.6
Service cost	**2.3**	5.2
Interest cost	**8.6**	8.0
Amendments, including curtailment	**—**	(14.5)
Actuarial loss	**14.2**	11.8
Benefits paid	**(7.3)**	(9.9)
Benefit obligation at end of year	**$134.0**	$116.2
Fair value of plan assets at beginning of year	**$111.8**	$137.2
Actual return on plan assets	**(10.0)**	(23.0)
Employer contributions	**7.5**	7.5
Benefits paid	**(7.3)**	(9.9)
Fair value of plan assets at end of year	**$102.0**	$111.8
Funded status	**$ (32.0)**	$ (4.4)
Unrecognized net actuarial loss	**50.4**	15.9
Unrecognized prior service cost	**(0.5)**	(1.1)
Net amount recognized	**$ 17.9**	$ 10.4

Net amounts recognized in the Consolidated Balance Sheets consist of:

(in millions)	**2002**	2001
Prepaid pension cost	**$ 18.4**	$ 12.8
Accrued pension liability	**(48.2)**	(11.5)
Intangible assets	**2.1**	2.4
Accumulated other comprehensive loss	**45.6**	6.7
Net amount recognized	**$ 17.9**	$ 10.4

Accumulated other comprehensive loss is reflected in the Consolidated Balance Sheets net of tax of $17.7 million and $2.6 million at fiscal year ends 2002 and 2001, respectively. The Company uses September 30 as the measurement date for plan assets and obligations. Due in part to the continued depressed condition of the U.S. stock markets on September 30, 2002, the Company's pension plans are in a $32 million underfunded status overall. The plan assets of the Company's pension plans as of fiscal year end 2002 were approximately $3.5 million higher than plan assets at the September 30 measurement date.

Pension costs are funded in amounts not less than minimum levels required by regulation. The principal economic assumptions used in the determination of net periodic pension cost and benefit obligations were as follows:

	2002	2001	2000
Net periodic pension cost:			
Discount rates	**7.25%**	7.75%	7.50%
Expected long-term rates of return on assets	**9.00%**	9.50%	9.50%
Rates of increase in future compensation levels	**4.75%**	5.25%	5.00%

	2002	2001	2000
Benefit obligation:			
Discount rates	**6.75%**	7.25%	7.75%
Rates of increase in future compensation levels	**4.75%**	4.75%	5.25%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $134 million, $133.8 million and $102 million, respectively, as of fiscal year end 2002 and $38.5 million, $38.3 million and $30 million, respectively, as of fiscal year end 2001. The assumptions used for the expected long-term rates of return on assets were based on historical return on plan assets. The expected returns for 2002 were decreased by 50 basis points based on the recent performance in plan assets. The composition of plan assets at the end of fiscal year 2002 was approximately 55 percent invested in U.S. stocks, 15 percent invested in international stocks and 30 percent invested in bonds.

Company-sponsored defined contribution plans. Substantially all U.S. salaried employees and certain U.S. hourly employees participate in voluntary, contributory defined contribution plans to which the Company makes partial matching contributions. Also, in connection with the aforementioned freeze of the Company's pension plans, the Company began making supplemental contributions in 2002 to substantially all U.S. salaried employees' and eligible hourly employees' 401(K) accounts regardless of the level of each employee's contributions. Company contributions to these plans amounted to $13.6 million, $8.5 million and $7 million in 2002, 2001 and 2000, respectively, which are reflected in "SD&A expenses."

Multi-employer pension plans. The Company's subsidiaries participate in a number of multi-employer pension plans, which provide benefits to certain union employee groups of the Company. Amounts contributed to the plans totaled $3.1 million, $3.9 million and $2.9 million in 2002, 2001 and 2000, respectively and are included in "SD&A expenses."

Post-retirement benefits other than pensions. The Company provides substantially all former U.S. salaried employees who retired prior to July 1, 1989 and certain other employees in the U.S., including certain employees in the territories acquired from PepsiCo, with certain life and health care benefits. U.S. salaried employees retiring after July 1, 1989, except covered employees in the territories acquired from PepsiCo in 1999, generally are required to pay the full cost of these benefits. Effective January 1, 2000, non-union hourly employees are also eligible for coverage under these plans, but are also required to pay the full cost of the benefits. Eligibility for these benefits varies with the employee's classification prior to retirement. Benefits are provided through insurance contracts or welfare trust funds. The insured plans generally are financed by monthly insurance premiums and are based upon the prior year's experience. Benefits paid from the welfare trust are financed by monthly deposits which approximate the amount of current claims and expenses. The Company has the right to modify or terminate these benefits.

Net periodic cost of post-retirement benefits other than pensions for 2002, 2001 and 2000 amounted to $0.8 million, $1.2 million and $0.8 million, respectively. The Company's post-retirement life and health benefits are not funded. The unfunded accrued post-retirement benefits amounted to $25.6 million as of fiscal year end 2002 and $25.5 million as of fiscal year end 2001, these balances are reflected in "Other liabilities" on the Consolidated Balance Sheets.

Multi-employer post-retirement medical and life insurance. The Company's subsidiaries participate in a number of multi-employer plans, which provide health care and survivor benefits to union employees during their working lives and after retirement. Portions of the benefit contributions, which cannot be disaggregated, relate to post-retirement benefits for plan participants. Total amounts charged against income, primarily in SD&A expenses, and contributed to the plans (including benefit coverage during participating employees' working lives) amounted to $10.4 million, $10.1 million and $10 million in 2002, 2001 and 2000, respectively.

14. Stock Options and Warrants

The Company's Stock Incentive Plan (the "Plan"), originally approved by shareholders in 1982 and subsequently amended from time to time, provides for granting incentive stock options, nonqualified stock options, related stock appreciation rights ("SARs"), restricted stock awards, and performance awards or any combination of the foregoing. Generally, outstanding nonqualified stock options are exercisable during a ten-year period beginning one to three years after the date of grant. All options are granted at fair market value at the date of grant. There are no outstanding stock appreciation rights as of fiscal year end 2002.

In connection with the merger with the former PAS (see Note 4), all outstanding stock options of the former PAS were converted to options to acquire shares of the Company's stock. No cash or other consideration was issued to employees, and the aggregate intrinsic value of each option immediately after the merger was not greater than the aggregate intrinsic value of each former PAS option immediately before the merger. Further, the ratio of the exercise price for each option to the market value per share was not reduced, and the vesting provisions and option period of each original grant remained the same. Accordingly, no new measurement date was established relative to the converted options.

Changes in options outstanding are summarized as follows:

	Options Outstanding		
	Options	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, fiscal year end 1999	10,240,616	$ 7.04 - 22.66	$ 15.90
Granted	2,322,597	11.97 - 14.66	12.49
Exercised or surrendered	(262,798)	7.04 - 12.19	8.39
Recaptured or terminated	(500,622)	11.45 - 22.63	16.66
Converted from former PAS options	1,451,087	10.81 - 22.53	14.44
Balance, fiscal year end 2000	13,250,880	7.37 - 22.66	15.14
Granted	1,504,179	12.17 - 16.48	15.68
Exercised or surrendered	(727,166)	7.37 - 15.88	9.27
Recaptured or terminated	(1,003,782)	11.97 - 22.63	17.30
Balance, fiscal year end 2001	13,024,111	8.08 - 22.66	15.49
Granted	**1,528,024**	**12.68 - 15.51**	**12.74**
Exercised or surrendered	**(588,356)**	**8.08 - 14.46**	**9.19**
Recaptured or terminated	**(383,171)**	**11.97 - 22.63**	**15.66**
Balance, fiscal year end 2002	**13,580,608**	**$ 8.51 - 22.66**	**$ 15.45**

The number of options exercisable as of fiscal year end 2002 was 10,744,362, with a weighted-average exercise price of $16.00, compared with options exercisable of 9,861,793 as of fiscal year end 2001 and 9,066,069 as of fiscal year end 2000 with weighted-average exercise prices of $15.77 and $15.37, respectively. As of fiscal year end 2002, there were 4,176,706 shares available for future grants, which includes shares remaining from the 8,000,000 shares provided for by the adoption of the 2000 Stock Incentive Plan in May 2000.

The following table summarizes information regarding stock options outstanding and exercisable as of fiscal year end 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 8.51 - $ 13.01	4,929,642	6.5	$ 11.97	2,935,760	$ 11.56
$ 13.09 - $ 18.06	6,358,284	5.5	15.67	5,515,920	15.72
$ 18.48 - $ 22.66	2,292,682	6.0	22.33	2,292,682	22.33
Total Options	13,580,608	5.9	15.45	10,744,362	16.00

In February 2002, the Company granted 889,300 restricted shares of stock at a weighted-average fair value (at the date of grant) of $12.68 to key members of management under the Plan. The Company granted 136,014 restricted shares of stock at a weighted-average fair value (at the date of grant) of $16.475 in 2001. The Company recognized compensation expense of $3.6 million in 2002 and $0.4 million in 2001 relating to these grants. At fiscal year end 2002, there were 926,679 nonvested restricted shares outstanding under the Plan. No restricted shares were granted in 2000.

In connection with the merger with the former PAS (see Note 4), the Company converted former PAS warrants to warrants to acquire shares of the Company's stock. The warrants are exercisable by Dakota Holdings, LLC, PepsiCo and V. Suarez & Co., Inc. for the purchase of 311,470, 65,658, and 94,282 shares, respectively, of the Company's common stock at $24.79 per share, exercisable anytime until February 17, 2006. Dakota Holdings, LLC currently owns approximately 12 million shares of the Company's common stock.

15. Shareholder Rights Plan and Preferred Stock

On May 20, 1999, the Company adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company. The dividend was paid on June 11, 1999 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $61.25 per one one-hundredth of a share of such Preferred Stock, subject to adjustment. The Rights will become exercisable if someone buys 15 percent or more of the Company's common stock or following the commencement of, or announcement of an intention to commence, a tender or exchange offer to acquire 15 percent or more of the Company's common stock. In addition, if someone buys 15 percent or more of the Company's common stock, each right will entitle its holder (other than that buyer) to purchase, at the Right's $61.25 purchase price, a number of shares of the Company's common stock having a market value of twice the Right's $61.25 exercise price. If the Company is acquired in a merger, each Right will entitle its holder to purchase, at the Right's $61.25 purchase price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. The plan was subsequently amended on August 18, 2000 in connection with the merger agreement with the former PAS. The amendment to the rights agreement provides that:

- None of Pohlad Companies, any affiliate of Pohlad Companies, Robert C. Pohlad, affiliates of Robert C. Pohlad or the former PepsiAmericas will be deemed an "Acquiring Person" (as defined in the rights agreement) solely by virtue of (1) the consummation of the transactions contemplated by the merger agreement, (2) the acquisition by Dakota Holdings, LLC of shares of the Company's common stock in connection with the merger, or (3) the acquisition of shares of the Company's common stock permitted by the Pohlad shareholder agreement;

- Dakota Holdings, LLC will not be deemed an "Acquiring Person" (as defined in the rights agreement) so long as it is owned solely by Robert C. Pohlad, affiliates of Robert C. Pohlad, PepsiCo and/or affiliates of PepsiCo; and

- A "Distribution Date" (as defined in the rights agreement) will not occur solely by reason of the execution, delivery and performance of the merger agreement or the consummation of any of the transactions contemplated by such merger agreement.

Prior to the acquisition of 15 percent or more of the Company's stock, the Rights can be redeemed by the Board of Directors for one cent per Right. The Company's Board of Directors also is authorized to reduce the threshold to 10 percent. The Rights will expire on May 20, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, they have no dilutive effect on the per-share earnings of the Company.

The Company has 12.5 million authorized shares of Preferred Stock. There is no Preferred Stock issued or outstanding.

16. Supplemental Cash Flow Information

Net cash provided by continuing operations reflects cash payments and cash receipts as follows:

(in millions)	2002	2001	2000
Interest paid	$ 69.3	$ 85.8	$ 84.7
Interest received	0.7	1.7	1.8
Income taxes paid	34.0	23.3	47.1
Income tax refunds	1.7	0.5	2.1

17. Environmental and Other Commitments and Contingencies

The Company maintains a continuous program in its operations to facilitate compliance with federal, state and local laws and regulations relating to management of wastes and to the discharge or emission of materials used in production, and such other laws and regulations relating to the protection of the environment. The capital costs of such management and compliance, including the costs of the modification of existing plants and the installation of new manufacturing processes incorporating pollution control technology, are not material to continuing operations.

Indemnification obligations related to discontinued operations. Under the agreement pursuant to which the Company sold its subsidiaries, Abex Corporation and Pneumo Abex Corporation, in 1988 and a subsequent settlement agreement entered into in September 1991, the Company has assumed indemnification obligations for certain environmental liabilities of Pneumo Abex, net of any insurance recoveries. Pneumo Abex has been and is subject to a number of environmental cleanup proceedings, including proceedings under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 regarding disposal of wastes at on-site and off-site locations. In some proceedings, federal, state and local government agencies are involved and other major corporations have been named as potentially responsible parties. Pneumo Abex also has been and is subject to private claims and lawsuits for remediation of properties currently or previously owned by Pneumo Abex or certain other entities.

There is an inherent uncertainty in determining the Company's potential expenses for complying with its indemnification obligations, and in particular, in assessing the total cost of remediating a given site and in determining any individual party's share in that cost. This is because of the nature of the remediation and allocation process and due to the fact that the liabilities are at different stages in terms of their ultimate resolution, and any assessment and determination are inherently speculative during the early stages, depending upon a number of variables beyond the control of any party. Furthermore, there are often timing considerations in that a portion of the expense incurred by Pneumo Abex, and any resulting obligation of the Company to indemnify Pneumo Abex, may not occur for a number of years.

During the second quarter of 2000, proceeds of a settlement of insurance policies issued to a prior subsidiary were placed in a trust (the "Trust"). The Trust documents specify that funds in the Trust would be used to pay future liabilities of the prior subsidiaries. Monies paid by the Trust thereby would reduce the indemnification obligations of the Company. At fiscal year end 2001, the Company had $131.2 million accrued (net of the responsive Trust amount) to cover potential indemnification obligations, including $20 million classified as current liabilities. As a result of the establishment of the Trust, the Company removed from its Consolidated Balance Sheet the portion of its liabilities to which the Trust was responsive, and the Trust held $34.3 million as of fiscal year end 2001.

In the latter part of 2001, the Company decided to investigate the use of insurance products to mitigate risks related to its indemnification obligations under the 1988 agreement, as amended. As a prerequisite to receiving bids for such insurance, the insurance carriers required that the Company employ an outside consultant to perform a comprehensive review of all former facilities related to the discontinued operations, regardless of whether any disputes have arisen with respect to a particular former site or facility. This comprehensive review was possible because of advances in the business of retrospective evaluation of the risk posed by particular types of sites and the increased experience (and therefore available data) at the Company's former facilities. The consultant's review was completed in the fourth quarter of 2001. It provided a contingent indemnification liability for all known sites operated or impacted by Pneumo Abex and resulted in the $111 million charge, or $71.2 million net of tax, recorded in the fourth quarter of 2001.

During the second quarter of 2002, as part of a comprehensive program concerning environmental liabilities related to the former Whitman Corporation subsidiaries, the Company purchased new insurance coverage related to the known sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries, along with other sites which Pneumo Abex or one of its subsidiaries may have owned or operated or impacted. In addition, the Trust purchased insurance coverage and funded coverage for remedial and other costs ("finite funding") related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries. In conjunction with the purchase of the insurance policies, the Company recorded a charge to discontinued operations of $9.8 million, or $6 million after tax. This charge represented amounts expended by the Company and a reduction of funds in the Trust available to pay expenses related to sites for which the Company has indemnification obligations. These actions have been taken to fund costs associated with the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries and to protect against additional future costs in excess of a self-insured retention of the Company. The amount of self-insured retention (the amount the Company must pay before the insurance carrier is obligated to commence payments) is $114 million. The Company had accrued $90 million in 2001 for remediation costs, which is its best estimate of the contingent liabilities related only to such environmental matters. The estimated range of aggregate exposure related to the remediation costs of such environmental liabilities is approximately $81 million to $130 million. The finite funding of $26 million may be used to pay a portion of the $90 million, which the Company had accrued, along with previously incurred expenses of the Company. Essentially all of the assets of the Trust were expended by the Trust in connection with the purchase of the insurance coverage and the finite funding and related expenses.

Because payments by the Trust for finite funding reduce cash required to be paid by the Company for the environmental sites for which the Company has indemnification obligations, the Company recorded the finite funding in "Investments and other assets." The Company had $138.1 million accrued to cover potential indemnification obligations, including $25.5 million classified as current liabilities as of fiscal year end 2002. This excludes possible insurance recoveries under policies that were in place prior to recently purchased insurance policies and is determined on an undiscounted cash flow basis. The estimated indemnification liabilities of $138.1 million as of the end of fiscal year 2002 include expenses for the remediation of identified sites, payments to third parties for claims and expenses (including product liability and toxic tort claims) administrative expenses, and the expenses of on-going evaluations and litigation. The Company expects a significant portion of the accrued liabilities will be disbursed during the next 10 years.

In addition, the Company had recorded receivables of $20.6 million for future probable amounts to be received from insurance companies and other responsible parties, of which $5.3 million was included in "Other current assets" with the remaining $15.3 million recorded in "Other assets" in the Consolidated Balance Sheets as of fiscal year end 2002. As of fiscal year end 2001, such receivables were $25 million.

The Company also has certain indemnification obligations related to product liability and toxic tort claims which might emanate out of the 1988 agreement with Pneumo Abex. Other companies not owned by or associated with the Company are responsible to indemnify Pneumo Abex for all of the claims which have been filed against Pneumo Abex after 1998, except for a maximum of 9 percent of the such claims for which the Company has or may have indemnification obligations. As of fiscal year end 2002, the number of underlying lawsuits (including asbestos-related claims against Pneumo Abex) that are or may be indemnifiable by the Company has been reduced by more than 60 percent from its high point, with much of the reduction having occurred in 2000 and 2001. Of the remaining claims, many are asserted in less than five lawsuits brought on behalf of multiple plaintiffs against multiple defendants, which are based on generalized allegations. Company employees and agents manage or monitor such underlying claims, and the Company also monitors and participates in related insurance-recovery claims.

The Company continues to have environmental exposure related to the remedial action required at a facility in Portsmouth, Virginia for which the Company has an indemnity obligation. This is a superfund site which the United States Environmental Protection Agency required to be remediated. Through 2002, the Company had made indemnity payments of approximately $39.3 million (net of $3.1 million of recoveries from other responsible parties) for remediation of the Portsmouth site (consisting principally of soil treatment and removal) and has accrued and expects to incur an estimated $4 million to complete the remediation, administration and legal defense costs over the next several years. Such amounts are included in the $138.1 million accrual as of the end of fiscal year 2002 for potential indemnification obligations.

The Company also has financial exposure related to certain remedial actions required at a facility which manufactured hydraulic and related equipment in Willits, California. The plant site is contaminated by various chemicals and metals. In August 1997, a final consent decree was issued in the case of the People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc. This final consent decree was amended in December 2000 and established a trust whose officers are obligated to investigate and clean up this site. The Company is currently funding the investigation and interim remediation costs on a year to year basis according to the final consent decree. Through 2002, the Company has made indemnity payments of approximately $22.9 million for investigation and remediation at the Willits site (consisting principally of soil removal, groundwater and surface/water treatment). The Company has accrued $40.8 million for future remediation and trust administration costs, with the majority of this amount being spent in the next several years. Such amounts are included in the $138.1 million accrued as of the end of fiscal year 2002 for potential indemnification obligations. In addition, two lawsuits have been filed in California, which name several defendants including prior subsidiaries of the Company. The lawsuits allege that the Company and its former subsidiaries are liable for personal injury and/or property damage resulting from environmental contamination at the facility. There are currently approximately 650 plaintiffs in the lawsuits seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. The Company is actively defending the lawsuits. At this time, the Company does not believe these lawsuits are material to the business or financial condition of the Company, although at this stage of the proceeding the Company is unable to reasonably estimate the range of possible loss.

The Company also has liability related to several investigations regarding on-site and off-site disposal of wastes generated at a facility in Mahwah, New Jersey, for which the Company has certain indemnity obligations. Through 2002, the Company has not indemnified a significant amount for remediation but has accrued approximately $18 million for certain remediation, long-term monitoring and administration expenses, which are expected to be incurred over the next several years. Such amounts are included in the $138.1 million accrual as of the end of fiscal year 2002 for potential indemnification obligations.

Although the Company has certain indemnification obligations for environmental liabilities at a number of other sites, including several superfund sites, it is not anticipated that the additional expense involved at any specific site would have a material effect on the Company. In the case of some of the other sites, the volumetric contribution for which the Company has an obligation has in most cases been estimated and other large, financially viable parties are responsible for substantial portions of the remainder. In the opinion of management, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, should not have a material effect on the Company's financial condition, although amounts recorded in a given period could be material to the results of operations or cash flows for that period.

Advertising commitments and exclusivity rights.
In addition, the Company has entered into various long-term agreements with its customers in which the Company pays the customers for the exclusive right to sell the Company's products in certain venues. The Company has also committed to pay certain customers for advertising and marketing programs in various long-term contracts. These agreements typically range from one to ten years. As of fiscal year end 2002, the Company has committed approximately $50.8 million related to such programs and advertising commitments.

18. Segment Reporting

The Company operates in three geographic areas – U.S., Central Europe and the Caribbean. The Company does business in 18 states in the U.S., and outside the U.S., the Company does business in Poland, Hungary, the Czech Republic, Republic of Slovakia, Puerto Rico, Jamaica, Barbados, the Bahamas and Trinidad and Tobago.

Operating income (loss) is exclusive of net interest expense, other miscellaneous income and expense items, and income taxes. The Company recorded a special charge totaling $5.7 million in the fourth quarter of 2002 in Central Europe relating to changes in the Company's marketing and distribution strategy in Poland, the Czech Republic, and Republic of Slovakia. In addition, the Company identified approximately $3.3 million of excess severance and related exit costs related to previous Central Europe special charges (see Note 6).

In 2001, the Company recorded special charges of $13.8 million (see Note 6), which reduced reported operating income for the U.S. and Central Europe operations by $6.3 million and $7.5 million, respectively. Also in 2001, the Company recorded a gain on pension curtailment (see Note 13) that increased reported U.S. operating income by $8.9 million. In 2000, the Company recorded special charges of $21.7 million (see Note 6), which reduced reported U.S. operating income. Foreign currency gains or losses in the periods presented were not significant. Export sales and sales between geographic areas were insignificant. Net sales to any single customer and net sales to U.S. or non-U.S. governments were individually less than ten percent of consolidated net sales.

Non-operating assets are principally cash and equivalents, investments, property and miscellaneous other assets, including $1.1 million and $29.1 million of real estate investments as of fiscal year end 2002 and 2001, respectively. Long-lived assets represent net property,

Selected financial information related to the Company's geographic segments is shown below:

(in millions)	Net Sales			Operating Income (Loss)		
	2002	2001	2000	2002	2001	2000
U.S.	$ 2,760.5	$ 2,699.7	$2,225.6	$ 314.7	$ 297.0	$ 246.7
Central Europe	298.4	270.6	270.1	(10.6)	(27.1)	(24.7)
Caribbean	180.9	173.7	14.7	(3.4)	(1.5)	1.0
Total	$ 3,239.8	$ 3,144.0	$2,510.4	$ 300.7	$ 268.4	$ 223.0
Interest expense, net				(76.4)	(90.8)	(84.0)
Other (expense) income, net				(4.1)	(3.7)	2.1
Income from continuing operations before income taxes				$ 220.2	$ 173.9	$ 141.1

	Capital Investments			Depreciation and Amortization		
	2002	2001	2000	2002	2001	2000
U.S.	$ 172.6	$ 180.5	$ 137.7	$ 122.6	$ 160.8	$ 132.5
Central Europe	30.4	26.9	26.9	30.2	29.8	30.7
Caribbean	16.2	11.2	0.8	8.6	9.1	0.8
Total operating	$ 219.2	$ 218.6	$ 165.4	161.4	199.7	164.0
Non-operating				2.4	2.4	2.4
Total				$ 163.8	$ 202.1	$ 166.4

	Assets		Long-Lived Assets	
	2002	2001	2002	2001
U.S.	$3,009.0	$2,931.9	$2,562.2	$2,518.8
Central Europe	270.4	236.5	195.5	179.6
Caribbean	148.0	139.5	109.7	94.5
Total operating	3,427.4	3,307.9	2,867.4	2,792.9
Non-operating	135.2	111.4	29.1	68.1
Total	$3,562.6	$3,419.3	$2,896.5	$2,861.0

investments and net intangible assets. Certain prior year amounts have been reclassified to conform to the current year presentation.

19. Related Party Transactions

Transactions with PepsiCo. PepsiCo and the Company share a business objective of increasing availability and consumption of Pepsi's brands. Accordingly, PepsiCo provides the Company with various forms of marketing support to promote Pepsi's brands. This support covers a variety of initiatives, including market place support, marketing programs, marketing equipment and related program support and shared media expense. Based on the objectives of the programs and initiatives, U.S. marketing support is recorded as an adjustment to net sales or as a reduction of SD&A expenses. Support in the Company's Central Europe operations is primarily recorded as a reduction of cost of goods sold. PepsiCo marketing support programs in the U.S. reflected as an increase of net sales were $84.8 million, $71.5 million and $49.2 million, for the fiscal years ended 2002, 2001 and 2000, respectively. In addition, U.S. marketing support programs reflected as a reduction of SD&A expenses were $47.6 million, $45.5 million and $29.2 million for the fiscal years ended 2002, 2001 and 2000, respectively. There are no conditions or requirements that could result in the repayment of any support payments received by the Company.

The Company is a licensed producer and distributor of Pepsi carbonated soft drinks and other non-alcoholic beverages. The Company purchases concentrate from PepsiCo to be used in the production of these carbonated soft drinks and other non-alcoholic beverages, which totaled $622.7 million, $602.8 million and $473.4 million sold for the fiscal years ended 2002, 2001 and 2000, respectively, and are included in cost of goods sold.

The Company manufactures and distributes fountain products and provides fountain equipment service to PepsiCo customers in certain territories in accordance with various agreements. There are other products that the Company produces and/or distributes through various arrangements with PepsiCo or partners of PepsiCo. The Company also purchases finished beverage products from PepsiCo and certain of its affiliates including tea, concentrate and finished beverage products from a Pepsi/Lipton partnership, as well as finished beverage products from a Pepsi/Starbucks partnership. Such purchases are reflected in cost of goods sold and totaled $90.7 million, $75.2 million, and $21.8 million for the fiscal years ended 2002, 2001, and 2000, respectively. In addition, the Company bottles water under the Aquafina trademark pursuant to an agreement with PepsiCo that provides for payment of a royalty fee, which totaled $22.8 million, $16.1 million and $9.8 million, for the fiscal years ended 2002, 2001 and 2000, respectively and was included in cost of goods sold. During fiscal year 2002, the Company also paid $3.3 million to PepsiCo for the SOBE distribution rights, of which approximately $0.2 million of amortization expense is included in SD&A expenses.

PepsiCo provides various services to the Company pursuant to a shared services agreement. During 2002, the Company paid approximately $2 million to PepsiCo related to the procurement of raw materials. During 2001 and 2000, the Company paid approximately $3 million and $5 million, respectively, related to the procurement of raw materials, processing of accounts payable and credit and collection, certain payroll tax services and information technology maintenance to PepsiCo. The payments related to procurement were included in cost of goods sold and payments related to other services were recorded in SD&A expenses.

The Consolidated Statements of Income include the following income and (expense) transactions with PepsiCo:

(in millions)	**2002**	2001	2000
Net sales	**$ 84.8**	$ 71.5	$ 49.2
Cost of goods sold	**(738.1)**	(696.2)	(505.0)
Selling, delivery and administrative expenses	**47.4**	44.6	24.2

At the end of fiscal years 2002 and 2001, net amounts due from PepsiCo related to the above transactions amounted to $27.7 million and $7.6 million, respectively.

Transactions with Pohlad Companies. In February 2002, the Company entered into an Aircraft Joint Ownership Agreement with Pohlad Companies. Mr. Pohlad, our Chairman and Chief Executive Officer, is the President and owner of approximately 33 percent of the capital stock of Pohlad Companies. Pursuant to the Aircraft Joint Ownership Agreement the Company purchased a one-eighth interest in a Lear Jet aircraft owned by Pohlad Companies. The Company paid approximately $1.6 million related to the jet in fiscal year 2002, which included the Company's capitalized portion of the purchase price ($1.5 million) and the related SD&A expenses associated with the jet ($0.1 million).

In addition, the Company paid the Pohlad Companies for various services, including rent, which totaled approximately $0.7 million and $0.3 million in 2002 and 2001, respectively.

20. Subsequent Events (unaudited)

In February 2003, the investors of the $150 million of notes issued in March 2001 notified the Company that they will exercise their option to purchase and remarket the notes pursuant to the remarketing agreement unless the Company elects to redeem the notes. In March 2003, the Company notified the investors that they will redeem the notes pursuant to the agreement. As a result, the Company will record a loss on the early extinguishment of debt in the first quarter of 2003 of approximately $8 million, in income from continuing operations before income taxes, pursuant to SFAS No. 145 (see Note 1).

In addition, on March 6, 2003, the Company issued $150 million of notes with a coupon rate of 4.5 percent. The proceeds were used to pay down commercial paper.

21. Selected Quarterly Financial Data

(unaudited and in millions, except for earnings per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2002:					
Net sales	$ 730.4	$ 877.3	$ 874.3	$ 757.8	$ 3,239.8
Gross profit	$ 287.3	$ 353.0	$ 349.7	$ 282.4	$ 1,272.4
Income from continuing operations	$ 23.4	$ 54.8	$ 50.2	$ 7.3	$ 135.7
Loss from discontinued operations	—	(6.0)	—	—	(6.0)
Net income	$ 23.4	$ 48.8	$ 50.2	$ 7.3	$ 129.7
Weighted average common shares:					
Basic	154.1	153.8	152.2	149.0	152.1
Incremental effect of stock options and awards	0.4	1.0	0.5	1.0	0.9
Diluted	154.5	154.8	152.7	150.0	153.0
Income (loss) per share – basic:					
Continuing operations	$ 0.15	$ 0.36	$ 0.33	$ 0.05	$ 0.89
Discontinued operations	—	(0.04)	—	—	(0.04)
Net income	$ 0.15	$ 0.32	$ 0.33	$ 0.05	$ 0.85
Income (loss) per share – diluted:					
Continuing operations	$ 0.15	$ 0.35	$ 0.33	$ 0.05	$ 0.89
Discontinued operations	—	(0.03)	—	—	(0.04)
Net income	$ 0.15	$ 0.32	$ 0.33	$ 0.05	$ 0.85
2001:					
Net sales	$ 699.2	$ 850.1	$ 839.9	$ 754.8	$ 3,144.0
Gross profit	$ 270.9	$ 336.3	$ 332.3	$ 292.4	$ 1,231.9
Income from continuing operations	$ 12.8	$ 35.4	$ 32.7	$ 9.2	$ 90.1
Loss from discontinued operations	—	—	—	(71.2)	(71.2)
Net income (loss)	$ 12.8	$ 35.4	$ 32.7	$ (62.0)	$ 18.9
Weighted average common shares:					
Basic	155.8	156.3	156.3	155.2	155.9
Incremental effect of stock options and awards	1.0	0.7	0.6	0.4	0.7
Diluted	156.8	157.0	156.9	155.6	156.6
Income (loss) per share – basic:					
Continuing operations	$ 0.08	$ 0.23	$ 0.21	$ 0.06	$ 0.58
Discontinued operations	—	—	—	(0.46)	(0.46)
Net income (loss)	$ 0.08	$ 0.23	$ 0.21	$ (0.40)	$ 0.12
Income (loss) per share – diluted:					
Continuing operations	$ 0.08	$ 0.23	$ 0.21	$ 0.06	$ 0.58
Discontinued operations	—	—	—	(0.46)	(0.46)
Net income (loss)	$ 0.08	$ 0.23	$ 0.21	$ (0.40)	$ 0.12

Statement of Financial Responsibility

The consolidated financial statements of PepsiAmericas, Inc. and subsidiaries (the "Company") have been prepared by management, which is responsible for their integrity and content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which reflect certain estimates and judgments made by management. Actual results could differ from these estimates.

The Board of Directors, acting through the Audit Committee of the Board, has responsibility for determining that management fulfills its duties in connection with the preparation of these consolidated financial statements. The Audit Committee meets periodically and privately with the independent auditors and with the internal auditors to review matters relating to the quality of the financial reporting of the Company, the related internal controls and the scope and results of their audits. The Committee also meets with management to review the affairs of the Company.

To meet management's responsibility for the fair and objective reporting of the results of operations and financial condition, the Company maintains systems of internal controls and procedures to provide reasonable assurance of the reliability of its accounting records. These systems include written policies and procedures, a program of internal audit and the careful selection and training of the Company's financial staff.

The Company's independent auditors, KPMG LLP, are engaged to audit the consolidated financial statements of the Company and to issue their report thereon. Their audit has been conducted in accordance with auditing standards generally accepted in the United States of America. Their report appears on the following page.

Report of Independent Auditors

The Board of Directors and Shareholders of PepsiAmericas, Inc.:

We have audited the accompanying consolidated balance sheets of PepsiAmericas, Inc. and subsidiaries (the "Company") as of the end of fiscal years 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the fiscal years 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PepsiAmericas, Inc. and subsidiaries as of the end of fiscal years 2002 and 2001 and the results of their operations and their cash flows for each of the fiscal years 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted the provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal year 2002.

KPMG LLP

KPMG LLP
Chicago, Illinois
February 7, 2003

Stock Price and Dividends

Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of PepsiAmericas is listed and traded on the New York and Pacific stock exchanges. The table below sets forth the reported high and low sales prices as reported for New York Stock Exchange Composite Transactions for our common stock and indicates our dividends for each quarterly period for the fiscal years 2002 and 2001.

	Common Stock		
2002	High	Low	Dividend
1st Quarter	$ 14.63	$ 11.65	$ –
2nd Quarter	15.96	14.00	0.04
3rd Quarter	15.09	11.58	–
4th Quarter	15.98	11.12	–
2001	High	Low	Dividend
1st Quarter	$ 17.00	$ 13.96	$ –
2nd Quarter	15.98	13.10	0.04
3rd Quarter	15.99	12.25	–
4th Quarter	14.98	12.35	–

Directors and Executive Officers

Board of Directors

Brenda C. Barnes
Director of Various Corporations

Herbert M. Baum
Chairman, President and CEO
Dial Corporation

Richard G. Cline
Chairman
Hawthorne Investors, Inc.

Pierre S. du Pont
Director
Richards, Layton & Finger, P.A.

Archie R. Dykes
Chairman
Capital City Holdings Inc.

Charles W. Gaillard
Former President
General Mills, Inc.

Jarobin Gilbert Jr.
President and CEO
DBSS Group, Inc.

Victoria B. Jackson
President
Victoria Belle, Inc.

Matthew M. McKenna
Senior Vice President
Finance
PepsiCo, Inc.

Lionel Nowell
Senior Vice President and Treasurer
PepsiCo, Inc.

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
PepsiAmericas, Inc.

Executive Officers

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer

Kenneth E. Keiser
President and Chief Operating Officer

Larry D. Young
Executive Vice President
Corporate Affairs

James W. Nolan
Executive Vice President
United States Operations

Jay S. Hulbert
Senior Vice President
Operations

Anne D. Sample
Senior Vice President
Human Resources

Timothy W. Gorman
Vice President
Planning U.S. Operations

John F. Bierbaum
Executive Vice President
Investor Relations and Corporate Growth

G. Michael Durkin Jr.
Senior Vice President and Chief Financial Officer

Matthew E. Carter
Senior Vice President
Strategic Planning

Bradley J. Braun
Senior Vice President
Corporate Accounting and Controller

Alexander H. Ware
Senior Vice President
Planning and Corporate Development

Andrew R. Stark
Vice President and Treasurer

PepsiAmericas Headquarters

4000 Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402
www.pepsiamericas.com

Annual Meeting

The Company's annual meeting of shareholders will be held at the Four Seasons Hotel, 120 East Delaware Place, Chicago, IL at 10:30 a.m. on April 24, 2003.

Investor Relations/Shareowner Relations

Securities analysts and investors should contact:
612-661-3883

Shareholder Services/Transfer Agent

Communications about share ownership, book-entry accounts, dividend payments, transfer requirements, changes of address, lost stock certificates, account status and sale of shares should be directed to:

PepsiAmericas, Inc.
c/o Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
877-602-7611

For copies of annual reports, Forms 10-K and 10-Q and other PepsiAmericas publications, please contact:

PepsiAmericas, Inc.
4000 Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402
Attention: Investor Relations
612-661-3883

Independent Auditors

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Dividend Reinvestment and Additional Investments in PepsiAmericas, Inc. Common Stock

Wells Fargo Bank Minnesota, N.A. provides the Shareowner Service Plus Plan for PepsiAmericas shareowners, under which current shareowners may elect to reinvest dividends and/or make optional cash investments in additional shares of PepsiAmericas common stock. The program also allows cash investments in PepsiAmericas common stock by first-time investors, with a $250 minimum initial investment. Shareowners may also sell their shares through the Shareowner Service Plus Plan.

For a brochure and details of the program, please direct inquiries to:

Wells Fargo Bank
Minnesota, N.A.
Investment Plan Services
P.O. Box 64863
St. Paul, MN 55164-0863
877-602-7611

Legal Counsel

Briggs and Morgan, P.A.
80 South Eighth Street
Minneapolis, MN 55402

Common Stock Symbol: PAS

Stock Exchange Listing

The New York Stock Exchange is the principal market for PepsiAmericas stock, which is also listed on the Pacific Stock Exchange.

For corporate information call 847-818-5000

Designed by Genesis, Inc.
Printed by Diversified Graphics Incorporated


Gatorade
MIRINDA
AQUA
MINERALE
BRISK
Tropicana
TWISTER
Passionfruit
Eruption
PEPSI
Twist
PEPSI
Schweppes
lemon
2L
Toma

In international markets

we offer our core products –

the brands people love –

and we're growing.



as well as a wide variety

of alternative beverages

in growth categories.

WE ARE THE SECOND LARGEST
OF THREE ANCHOR BOTTLERS
IN THE PEPSI COLA SYSTEM
AND WE ARE CONSIDERED
A LEADING CANDIDATE TO
ACQUIRE PEPSI BOTTLERS
NEAR OUR EXISTING MARKETS.

we're international

OUR CURRENT TERRITORY
INCLUDES MARKET AREAS IN
THE CENTRAL PART OF THE U.S.,
FROM THE CANADIAN BORDER
TO THE GULF OF MEXICO, AND
INTERNATIONAL OPERATIONS
IN THE CARIBBEAN AND FOUR
CENTRAL EUROPEAN COUNTRIES.


SUPERIOR
GINGER
BEER
OLD JAMAICAN
GINGER
BEER
284 mL


Sierra Mist
Lemon-Lime Soda


Saskatoon
Calgary
Regina
Winnipeg
Thunder Bay
L. Superior
Bismarck
St. Paul
Pierre
Madison
L. Michigan
Detroit
Des Moines
Chicago
Salt Lake City
Cheyenne
Lincoln
Springfield
Denver
Topeka
Jefferson City
St. Louis
UNITED STATES OF AMERICA
Oklahoma City
Little Rock
Dallas
El Paso
Austin
Houston
New Orleans
San Antonio
Mississippi Delta
Montgomery


LIMITED EDITI
PEPSI
blue


NORTH
SEA
Edinburgh
Skagerrak
BALTIC SEA
Brussels
Paris
Prague
Vienna
Bratislava
Budapest
MASSIF CENTRAL
Belgrade
Bucharest
Sarajevo
Sofiya
Barcelona
Skopje
Tirana
Algiers
MEDITERRANEAN SEA
Tripoli


FRISSITŐ
MIRINDA
NARANCS


Toma
RED
FRUITS


Tropicana.
Twister
Mambo




Tampa
BAHAMA ISLANDS
Miami
Nassau
Habana
CUBA
Camagüey
DOMINICAN REPUBLIC
HAITI
Port-au-Prince
Santo Domingo
JAMAICA
Kingston
CARIBBEAN SEA
COLOMBIAN BASIN
Barranquilla
Golfo de los Mosquitos
Gulf of Panama
Medellín



OUR INVESTMENT IN TECHNOLOGY CONTINUES TO DRIVE PRODUCTIVITY, WHILE ENABLING OUR SALES FORCE TO DELIVER THE MULTITUDE OF NEW PRODUCTS THAT WILL DRIVE OUR GROWTH.

we're nimble

IN 2002, WE COMPLETED A TEST OF OUR NEXT GENERATION HAND-HELD SELLING SYSTEM, INTEGRAL TO OUR CONVERSION FROM CONVENTIONAL ROUTE SALES TO A PRE-SELL SYSTEM.


SoBe
GREEN TEA

SoBe is the lifestyle choice



of consumers seeking variety



and interesting flavors



in non-carbonated beverages.




SAME GREAT TASTE!
diet

CONSUMER TASTES AND PREFERENCES CONTINUE TO CHANGE. WE OFFER A BROAD LINE OF CSDs AND NON-CARBONATED BEVERAGES, IN THE PACKAGES THAT CONSUMERS WANT, TO MEET THEIR LIFESTYLES.

we're on trend

CSDs ARE GROWING, AIDED BY MOUNTAIN DEW CODE RED, AND THE RE-LAUNCH OF DIET PEPSI IN NEW PACKAGING. AQUAFINA BOTTLED WATER, OUR FASTEST GROWING BRAND, HAS ADDED NEW PACKAGES AND LINE EXTENSIONS THAT MEET CONSUMERS' DESIRE FOR HEALTHFUL BEVERAGES.


AQUAFINA
Essentials
Calcium + Folic Acid

WE ARE INNOVATIVE IN EVERY ASPECT OF OUR BUSINESS. WE ACHIEVE OUR STRATEGY TO "GROW THE TOP LINE" THROUGH INNOVATIVE NEW PRODUCTS AND PACKAGING, AS WELL AS CREATIVE MARKETING PROGRAMS, FLAWLESSLY IMPLEMENTED.

we're innovative

INNOVATION IS ESSENTIAL TO GROWTH, ESPECIALLY IN OUR CORE BRANDS: TRADEMARK PEPSI, TRADEMARK MOUNTAIN DEW, AQUAFINA BOTTLED WATER AND FLAVORED CARBONATED SOFT DRINKS (CSDs), SUCH AS SIERRA MIST.


Sierra
Mist
Caffeine Free!
Lemon-Lime Soda


PEPSI

PepsiAmericas is the second largest anchor bottler in the Pepsi Cola system. Our territory includes areas in the central part of the U.S., from the Canadian border to the Gulf of Mexico, and international operations in the Caribbean and four Central European countries.


dew
SoBe
AQUAFINA
Purity Guaranteed